As filed with the Securities and Exchange Commission on March 24, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
REGULATION CF
OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



GOLDEN CACAO CORPORATION
(Exact name of issuer as specified in its charter)

Colorado	**2066**	**84-3383962**
State or other jurisdiction of Incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

GOLDEN CACAO CORPORATION
www.GOLDENCACAO.io
(Address, and telephone number of issuer's principal executive offices)

Christopher Werner
Golden Cacao Corporation
8400 East Prentice Avenue
Greenwood Village, CO 80111
Telephone: (920) 207-0100

Simmons Associates, Ltd.
Attn: James R. Simmons, Esq.
155 Main Street, Suite 301
Providence, RI 02903
Telephone: (401) 272-5800
(Name, address, and telephone number, of agent for service)

PART I — NOTIFICATION

ITEM 1. Issuer Information

(a) Exact name of issuer as specified in the issuer's charter: **Golden Cacao Corporation**

(b) Jurisdiction of incorporation: **Colorado**

(c) Year of incorporation: **2019**

(d) CIK: **0001796412**

    (e) Primary Standard Industrial Classification Code: **2066**

    (f) I.R.S. Employer Identification Number: **84-3883962**

    (g) Total number of full-time employees: **6**

Contact Information

Address of Principal Executive Offices:

Christopher Werner, Chairman

8400 East Prentice Avenue, Suite 1360, Greenwood Village, CO 80111

P.O. Box 216, Kohler, WI 53044

cwerner@goldencacao.io

920-207-0100

Simmons Associates, Ltd.

155 Main Street, Suite 301, Providence, RI 02903

401-952-5858

Telephone: (401) 272-5800 Email: jsimmons@simmonsltd.com

PART II — FORM C OFFERING STATEMENT
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Golden Cacao Corporation

Legal status of issuer
> **Form**
> C-Corporation
> ***Jurisdiction of Incorporation/Organization***
> Colorado
> ***Date of organization***
> September 26, 2019

Physical address of issuer
> Christopher Werner, CEO
> Golden Cacao Corporation
> 8400 East Prentice Avenue
> Greenwood Village, CO 80111
> Mobile: +1(920) 207-0100
> cwerner@goldencacao.io
> www.goldencacao.io

Website of issuer
https://goldencacao.io

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Standard payment processing fee of 5.0% plus $0.30 per donation allows for credit card processing and safe transfer of funds.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC will receive equity compensation equal to 5.0% of the number of securities sold.

Type of security offered
Convertible Shares ("Shares")

Target number of Securities to be offered
1,000,000 Shares

Price (or method for determining price)
$5.00 per Share

Target offering amount
$5,000,000

Oversubscriptions accepted:
☑ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Minimum offering amount (if different from target offering amount)
$250,000

Deadline to reach the target offering amount
June 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 6

	Most recent Period Ended, December 31, 2020	Prior fiscal year-end December 31, 2019
Total Assets	$0	$0
Cash & Cash Equivalents	$1,500	$0
Accounts Receivable	$0	$0
Short-term Debt	$50,000	$0
Long-term Debt	$125,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Colorado, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: **Articles of Incorporation and Bylaws**

EXHIBIT B: **Aggregation Financial Models**

EXHIBIT C: **Convertible Share Agreement**

EXHIBIT D: **Investor Deck**

EXHIBIT E: **Subscription and Investor Questionnaire**


EXHIBIT A
PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 24, 2021
Golden Cacao Corporation
Up to $5,000,000 of Convertible Shares ("Shares")


GOLDEN CACAO CORPORATION ("**GOLDEN CACAO**", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Convertible Shares of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $250,000 (the "**Target Amount**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $250,000 by June 31, 2021. The Company is making concurrent offerings under both Regulation CF (the "**Offering**") and Regulation D, S and A (the "**Combined Offerings**"). Unless the Company raises at least the Minimum Target Amount of $250,000 under the Regulation CF Offering or a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 30, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Regulation CF Offering up to $5,000,000 (the "**Maximum Amount**") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 30, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
    (1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
    (2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
    (3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
    (4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
    (5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
    (6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than July 15, 2021. Once posted, the annual report may be found on the Company's website at https://www.goldencacao.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:

    (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.indiegogo.com/project/preview/c36705a1

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

Contents

FORWARD LOOKING STATEMENTS

Some of the statements in this Offering Statement constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "proposed," "yet," "assuming," "may," "should," "expect," "intend," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "will," and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Statement, including in "Risk Factors" and elsewhere, identify important factors that you should consider in evaluating the Company's forward- looking statements. These factors include, among other things:

- The lack of any existing centralized marketplace for securitized cacao shares

- Our ability to implement our proposed GOLDEN CACAO Aggregation business plan;

- National, international and local economic and business conditions that could affect our business;

- Markets for our Convertible Share, if and when a potential token offering is successfully completed;

- Our cash flows or lack thereof;

- Our operating performance;

- Our financing activities;

- General market conditions effecting blockchain technology-based securities;

- Industry developments affecting our business, financial condition and results of operations;

- Our ability to compete effectively; and

- Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations by the SEC, States and self-regulatory organizations, including without limitation, FINRA.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future plans, transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Statement or otherwise make public statements in order to update its forward-looking statements beyond the date of this Offering Statement.

RISK FACTORS

Please consider the following risk factors and other information in this Offering Statement relating to our business and prospects before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this Offering Statement before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed, and you may lose all or part of your investment.

The Company considers the following to be all known material risks to an investor regarding this offering. The Company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount. Please consider the following risk factors before deciding to invest in our common stock.

We operate in a highly competitive industry and potential competitors could duplicate our business model.

We are involved in a highly competitive industry where we compete with numerous other companies who offer products and services similar to those we offer. There is no aspect of our business, which is protected by patents; we rely on trade secret protection, copyrights, trademarks, and trade names. As a result, potential competitors will likely attempt to duplicate our business model. Some of our potential competitors may have significantly greater resources than we have, which may make it difficult for us to compete. There can be no assurance that we will be able to successfully compete against these other entities.

We were incorporated in September 2019 for the purpose of developing the GOLDEN CACAO Aggregation model and have a limited operating history upon which you can evaluate our prospects, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Colorado on September 26, 2019 and our operations to date have consisted of planning and modeling our GOLDEN CACAO Aggregation, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement the GOLDEN CACAO Aggregation and export model as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. We anticipate that our operating expenses will increase for the near future. There can be no assurance that we will ever generate any operating activity or develop and operate the GOLDEN CACAO Aggregation. You should consider our proposed business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

Our proposed GOLDEN CACAO Aggregation and our GOLDEN CACAO Shares are in the development stage and are new untested concepts that may not achieve market acceptance.

Our concept of creating a blockchain based issuance and trading network based on our GOLDEN CACAO Aggregation and GOLDEN CACAO Shares is new and is currently in the planning stages. There can be no assurance that our proposed GOLDEN CACAO Aggregation will be successful, or if it does become operational, that it will achieve market acceptance.

Our business model is dependent on continued investment in and development of distributed ledger technologies.

Our business model is dependent on continued investment in and development of distributed ledger technologies. If as a result of regulatory changes, hackers, general market conditions or innovations, investments in distributed ledger technologies become less attractive to investors or innovators and developers, it could have a material adverse impact on our prospects and possibly our ability to continue our developmental operations. It is not possible to accurately predict the potential adverse impacts on us, if any, of current economic conditions on our prospects.

We expect to face significant competition.

Through our proposed GOLDEN CACAO Aggregation model and GOLDEN CACAO Shares, we hope to facilitate online capital formation through the issuance and trading of Token Securities. Though we believe that that this is a novel concept, we believe that we will be in competition with a variety of competitors in the market as well as likely new entrants. Some of these new entrants could follow a regulatory model that is different from ours which might provide them with competitive advantages over us. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, we may have to compete with a number of market participants, including alternative trading systems, traditional venture capitalists, and crowdfunding platforms. Some competitors and future competitors may be better capitalized than us or have greater resources than us which could give them a significant advantage in marketing and operations.

We have not identified all the persons that we will need to engage to provide services and functions critical to the development of the GOLDEN CACAO Aggregation model and no assurance can be given that we will be able to engage the necessary persons on acceptable terms, if at all.

The GOLDEN CACAO Aggregation is in its developmental stage and we have not identified all the persons that we will need to engage to provide services and functions critical to the development of the GOLDEN CACAO Aggregation. We cannot assure that we will be able to engage persons with the necessary expertise on terms acceptable to us if at all. Further, there can be no assurance given that if we are able to engage such service providers that they will be able to provide the services and functions meeting our specifications and requirements. If we fail to identify and engage such service providers, or if the providers fail to meet our specifications and requirements, it could have a material adverse effect on our ability to develop and launch the GOLDEN CACAO Aggregation and successfully conduct the offering of the GOLDEN CACAO Shares.

Risks Related to this Offering, the GOLDEN CACAO Shares

Since the Offering is being conducted on a "best-efforts" basis with no minimum amount required to be sold before any closing, we may not raise sufficient funds in this Offering for us to implement the creation and development of the GOLDEN CACAO Aggregation.

There is no minimum amount of Shares that must be sold in the Offering before we can hold a closing and disburse the net proceeds to us. Accordingly, the amount of proceeds we receive through the sale of Shares in this Offering may be substantially less than the amount we require to implement our business plan. We are relying upon the proceeds from this Offering, and the concurrent Regulation D, Rule 504 and 506(c), S and A offering, to fund our business plan for the next 12 months. If we sell less than the Maximum Amount, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding, we may be required to modify or suspend our business plan, which could result in investors losing all or most of their investments.

There is no public market for the Shares or the securities underlying the Shares and a public market may never develop.

Prior to this Offering, there has been no public market for the Shares or the GOLDEN CACAO Shares or Common Stock issuable under certain conditions (see "Securities Being Offered"). We cannot predict the extent to which a market for the Shares, GOLDEN CACAO Shares or Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of such securities. The initial offering price of the Shares in this Offering was determined by our management based upon factors relating to the estimated pricing of the proposed GOLDEN CACAO Shares and is not in any way indicative of our actual value, the value of the GOLDEN CACAO Shares, if and when issued, or our Common Stock following the completion of this Offering. Investors may not be able to resell their Shares at or above the initial offering price, if at all.

There is no assurance that investors in this Offering will receive a return on their investment.

There is no assurance that investors will realize a return on their investments or that their entire investments will not be lost. For this reason, each investor should carefully read our Offering Statement and the exhibits to the Offering Statement in which this Offering Statement has been filed with the SEC and should consult with their own attorney and business advisor prior to making any investment decision with respect to the GOLDEN CACAO Shares and the Shares.

Our management will have broad discretion over the use of the net proceeds from this Offering.

Our management intends to use the net proceeds from this Offering to create and develop the GOLDEN CACAO Aggregation, to fund general operations, and for operating capital and reserves. Our management will have broad discretion in the application of the net proceeds, and you will have to rely upon their judgment with respect to the use of the net proceeds. Our management may utilize the net proceeds in a manner in which you disagree. The failure by our management to apply these funds effectively could have a material adverse effect on our ability to launch our GOLDEN CACAO Aggregation and the GOLDEN CACAO Shares. **See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"**.

Once issued, secondary purchases and sales of GOLDEN CACAO Shares may be limited by State Blue Sky laws, which may limit the formation of an active secondary market or prevent the formation of an active secondary market.

Since we do not currently intend to list the GOLDEN CACAO Shares on a national securities exchange, we will be required to comply with the Blue-Sky laws for each State in which secondary trading is to occur. The State Blue Sky filing process can be time consuming and there can be no assurance that we will be able to successfully obtain Blue Sky clearance in all the States where investors reside. Investors residing in States where we have not received Blue Sky clearance will have limited ability to resell their GOLDEN CACAO Shares in or from those States.

RISKS RELATED TO THE BROKER-DEALER ATS PLATFORM

If we have a successful GOLDEN CACAO Token offering, we intend to have trading data for GOLDEN CACAO Shares written to the blockchain which may make it difficult, if not impossible to correct trading errors in the GOLDEN CACAO Shares.

Since transactions executed through the Broker-Dealer ATS will be recorded in the applicable blockchain in real time, it may be difficult or impossible to correct trading errors that might have been corrected prior to settlement under a typical T+3 system. Consequently, if we have a successful GOLDEN CACAO Token genesis offering, persons acquiring GOLDEN CACAO Shares must accept the risk that correction of any trading errors may be impossible. The occurrence of any such trading error could have a material adverse effect on any affected holder of GOLDEN CACAO Shares and could reduce investor confidence in our network which would have a material adverse effect on our business.

Distributed ledger technology is relatively new, and we believe that the application of distributed ledger technology to securities clearing and settlement is novel to our proposed GOLDEN CACAO Aggregation and, accordingly, we have limited experience operating such a securities platform.

We have limited experience applying distributed ledger technology to securities clearing and settlement. The creation and operation of a digital system for the public trading of GOLDEN CACAO Token based securities utilizing a distributed ledger to enable members of the public to confirm that the blockchain underlying these securities have not been altered are subject to potential technical, legal and regulatory constraints. Any problems we, or the Broker-Dealer/ATS we intend to create or acquire, encounters with the operation of the Broker-Dealer/ATS platform, including technical, legal and regulatory problems, could have a material adverse effect on our business and plan of operations.

RISKS RELATED TO OUR CORPORATE OPERATIONS

We have a limited operating history and may never be profitable.

Since we have a limited operating history, it is difficult for potential investors to evaluate our business. We expect that we will continue to need to raise additional capital in order to fund our operations. There can be no assurance that such additional capital will be available to us on favorable terms or at all. There can be no assurance that we will be profitable.

No intention to pay dividends.

A return on investment may be limited to the value of our common stock. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our common stock may be less valuable because a return on your investment would only occur if the Company's stock price appreciates.

Our ability to continue as a going concern is not free from doubt.

There is substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

Our ability to continue as a going concern is dependent upon our becoming profitable in the future and or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. There is no guarantee that we will be successful in achieving these objectives.

Risks of expansion of our business arise due to our limited operating history.

Historically we have had no employees other than our officers. As we obtain customers, we will be required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by expanding our sales. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs.

Our future success depends on our ability to obtain customers. If we are unable to effectively market our E-commerce craft manufacturing platform, we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

Our failure to obtain capital may significantly restrict our proposed operations. We need capital to operate and fund our business plan. We do not know what the terms of any future capital raising may be, but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price of the shares of common stock sold in this offering. Our failure to obtain the capital, which we require, may result in the slower implementation or curtailment of our business plan.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

We depend on key personnel, including Christopher Werner, John Vogel and Raul Lacayo, our Directors, and management, and the loss of services of one or more Directors or our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our common stock.

Our success depends on our ability to attract and retain the services of executive officers, senior officers and community managers. There is substantial competition for qualified personnel in the agricultural, cacao aggregation and food/beverage export operations and the loss of our key personnel could have an adverse effect on us, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations and cash flow.

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our Articles of Incorporation and bylaws and by Colorado law.

There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our board of directors to issue shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

In addition, certain provisions of the Colorado Business Corporation Act, or the CBCA, may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The CBCA permits our board of directors, without stockholder approval and regardless of what is currently provided in our Articles of Incorporation or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our Articles of Incorporation on the removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of director's delegates such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders.

Our board of directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Colorado law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by the CBCA, our Articles of Incorporation will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our Articles of Incorporation will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Colorado law. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Colorado law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK

There has been no public market for our common stock and an active trading market for our common stock may not develop following this offering.

There has not been any broad public market for our common stock, and an active trading market may not develop or be sustained. Shares of our common stock may not be able to be resold at or above the initial public offering price. The initial public offering price of our common stock has been determined arbitrarily by management without regard to earnings, book value, or other traditional indication of value. Our common stock may trade below the initial public offering price following the completion of this offering. The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of companies in the E-commerce industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- actual or anticipated variations in our quarterly operating results or dividends;

- changes in our funds from operations or income estimates;

- publication of research reports about us or the international E-commerce industry;

- changes in market valuations of similar companies;

- adverse market reaction to any additional debt we incur in the future;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this Offering Statement;

- the extent of investor interest in our securities;

- investor confidence in the stock and bond markets, generally;

- changes in tax laws;

- future equity issuances;

- failure to meet income estimates; and

- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

Our shares may be a "Penny Stock," which impairs trading liquidity.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of shares of our common stock to be higher than the pro forma net tangible book value per share of our outstanding shares of common stock. Accordingly, if you purchase shares of common stock in this offering, you will experience immediate dilution of approximately $1.00 in the pro forma net tangible book value per share of common stock. This means that investors who purchase shares of common stock will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing stockholders.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), Shares or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders.

As an "Emerging Growth Company" any decision to comply with the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

- In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
- We have elected to opt into the extended transition period for complying with the revised accounting standards.

Our status as an "Emerging Growth Company" under the JOBS Act of 2012 may make it more difficult to raise capital.

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D.

So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) offering statement, and periodic reports we file there under.

Our reporting obligation to file reports following this offering will be suspended if, on the first day of any fiscal year (other than a fiscal year in which the offering statement under the Securities Act has been qualified), we have fewer than 300 shareholders of record and we file Form 1-Z with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations. Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than either (i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules.

In addition, so long as our common shares are not registered under the Exchange Act, our Company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which requires the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than five (5%) of the class.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company's common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Offering Statement includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and its management and management's interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events. Such forward-looking statements include statements regarding, among other things:

- potential governmental regulations relating to or that may impact the international agricultural export industry;
- increased costs or exposure to liability as a result of changes in laws or regulations applicable to the international agricultural export industry;
- general volatility of the capital and credit markets and the market price of our common stock;
- exposure to litigation or other claims;

- loss of key personnel;
- the risk that we may experience future net losses;
- risks associated with breaches of our data security;
- failure to obtain necessary outside financing on favorable terms, or at all;
- risks associated with future sales of our common stock by existing shareholders or the perception that they intend to sell substantially all of the shares of our common stock that they hold;
- risks associated with the market for our common stock; or
- any of the other risks included in this Offering Statement, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business."

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "will," "shall," "may," "should," "expect," "anticipate," "estimate," "believe," "intend," "plan," or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue the Company's operations. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Offering Statement generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Registration Statement will in fact occur.

Prospective investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this Offering Statement only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on the officers of the Company's own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Prospective investors should not make an investment decision based solely on the Company's projections, estimates or expectations.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, any historical earnings or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this offering. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

DESCRIPTION OF BUSINESS AND PLAN OF OPERATION

Background
- In mid-2019, several local and international entrepreneurs formed Golden Cacao Corporation ("GCC") and launched GCC to participate in the global cacao marketplace.
- GCC's primary goals are to sell, source and provide premium cacao to Europe, United States, and emerging BRIC markets including China, SE Asia and India.
- Sustainability/Farmer Fund: We will enhance and improve the state of the cacao farmer through education, micro-financing, agricultural R&D, and by establishing best processing and fermentation practices throughout the Latin American region.
- Funding and Launch opportunities opened this 2nd quarter, 2021. Please review more industry and market data at www.goldencacao.io.

Executive Summary
- Golden Cacao Corporation (GCC) consists of a highly experienced team seeking to enhance and sustain the cacao industry in Nicaragua, Ecuador, and other Latin American countries. GCC was established with a mission, vision and core values, to encourage and facilitate the production, processing and marketing of premium quality cacao, in all forms, in the most efficient and cost-effective manner while maintaining best mutual industrial relations with its workers.
- In our effort to achieve the mission and objectives, we uphold social conscience, including our whole purpose of treating our farmers fairly and maintaining a mutually beneficial relationship with all stakeholders. Our Corporate Social Responsibility initiatives are aimed at embracing responsible actions and encouraging a positive impact through our activities for our farmers, the environment, consumers, employees, communities, and all other stakeholders and members of the public sphere who are directly or indirectly involved.
- We at GCC recognize the effort of the thousands of cacao farming families whose relentless hard work has helped move the cacao industry this far. The farmers are often faced with challenges of pests and diseases that lead to high mortality rates each year. We aim to help farmers solve their farm management problems in a sustainable manner by implementing several programs that ensure good agronomic practices, including training farmers on how to preserve the fragile ecosystem through pest and disease control measures which do not have such a heavy footprint on the environment.
- Environmental programmes include working with cacao farmers to encourage planting of timber trees – thereby providing an extra source of income, limiting soil erosion, and discouraging the removal of established tropical trees. Furthermore, GCC plans to implement various corporate social responsibility initiatives that ensure the welfare of cacao farmers: solar energy, transferring technology, education, general health, etc.
- GCC believes in creating value for the communities and for the company. The company intends to obtain certifications that will guarantee our commitments as a socially responsible company including FSC, RFA and Fair Trade. We are committed to leaving our favourable fingerprint on this world.

The Mission
- GCC intends to become the dominant aggregator and supplier of premium Latin American cacao across the region.
- In addition to our sourcing practices, we also strive to offer advice, counsel and to develop programmes that enhance the well-being of indigenous communities, allowing them to thrive in the global marketplace.
- Beginning in Nicaragua, and with an acquisition program targeted at plantations scattered across Latin America, we seek to be part of a grand picture that grows, harvests, and creates super-premium, delicious, gourmet cacao for our strategic partners.

The Vision
- GCC's programmes in training and farming techniques will be the gold standard in cacao production and processing for years to come, not only benefiting the local indigenous cultures, but becoming a beacon in cacao advancements across the world.
- We intend to drive GCC to the helm of the region's global cacao production and fulfilment, becoming a global supplier in super-premium beans and by-products within the next three years.
- Our provenance in supply, our talents in marketing and brand creation plus our fulfilment capabilities, will ensure our predominance in the global cacao commodities' business.

Golden Cacao has signed several MOUs and currently controls a variety of interests in the Americas.

All the above business will be serviced and maintained from United States with the help of in-country management.

Golden Cacao's advantages over other companies?

Competitive advantage:
The global cacao sector is currently facing limited financing alternatives and Golden Cacao aims to capitalize on the opportunity, especially in light of CV-19 impacts:

➢ Current System of 'Exclusives' perpetuates the incentives for middlemen in the region.
➢ Nestle, Mars, Hershey and Godiva continue to receive highly negative press with poor human resource and supply chain management deployment strategies
➢ Current Practices Rigged against the individual farmer because:
   (i) Middleman agrees to purchase beans at a set price/fixed price

   (ii) Pre-payment does not correlate in any way to what the final value of the product or what happens to the farmer

   (iii) If the farmer has 25 tons of conventional cacao to sell, middleman offers set price

   (iv) The farmer has no say in true value if he does not have proof of Grade A certifications, organic or additional papers

   (v) In turn, farmer must grow the heaviest, least quality bean

 

Business Development and Traction

- Company Acquisition: GCC has signed a Letter of Intent to acquire Servicios de Tranportes S.A. "SETRANSA" a Nicaraguan based trucking, transportation and logistics company.

- Property Acquisition: GCC has signed an option agreement to acquire up to 500 manzanas (approximately 850 acres) of land in Nicaragua ("Taiway Plantation") to be used in the development of its cacao growing and aggregation plans for Latin America. This represents the first in a series of land acquisitions we plan in Nicaragua as our primary focus is to become the largest exporter of cacao beans in the region and the Taiway location on the shores of Lake Nicaragua provides excellent soil and close proximity to our planned processing center.

- Seed Funding: A combined fund-raising effort will secure $5m in operating launch capital through Regulation CF of the U.S. Securities Act of 1933, followed by a Regulation A offering of up to $20m through the sale of common stock, debt, & convertible digital equity investment.

- Research and Development: Continued efforts into better agricultural practices and mechanical, disruptive modeling for improved production, fermentation and scalability emerge in Q4 2019 and Q1 2020 under GCC's directives.



 **Best Price-Quality Ratio:** We reward both our cacao partners and buyers with top quality, delicious and aromatic beans for a fair price that is competitive on the world stage.

ROI-REVENUE GENERATION



- Company purchases under-utilized, but cacao optimal land in Nicaragua and Ecuador

Portfolio

- Company leases use of Land back to individual farmers
- Standard 99-year lease

Lease-Back

- Return is based on performance measures established by GCC and the farmer's success
- Beans are sold into marketplace

Bean Sales

Imperfect Supply Chain Logistics

- Current System of 'Exclusives' perpetuates the incentives for middlemen in the region.

- Current Practices Rigged against the individual farmer because:

  - Middleman agrees to purchase a set price/fixed price for beans

  - Pre-payment does not correlate in any way to what the final value of the product or what happens to the farmer

  - If he has 25 tons of conventional cacao to sell, middleman offers set price

  - He (farmer) has no say in true value if he does not have proof of Grade A certifications, organic or additional papers.

  - In turn, farmer must grow the heaviest, least quality bean

  - Game: Quantity vs. Quality

- Signed Letter of Intent to acquire Servicios de Tranportes S.A. "SETRANSA" a Nicaraguan based trucking, transportation and logistics company.



Leaseback Options for Cacao Farmers

- GCC buys land on which a farm sits, not the operational rights

- GCC leases back the land to farmer

- Lease price is directly linked to the spot market price the farmer receives on the market for cacao

- Better price = higher lease rate with a built-in cap at a certain water-mark

- Develop a lease algorithm that links market performance—better quality, better yields

- With every year, and with an increase in better quality beans, the farmer earns more money

- Farmer gets longer lease terms and money is re-invested

- GCC land option increases in value

- **GCC is a holding company that creates contractual systems that provide the farmer a larger share of the true sale price of the cacao and incentivizes him financially to grow inherently better products



Milestones

1. **Land Acquisition: Within three years; acquire, manage and plant an additional 4 million cacao trees over the Company's** internal land portfolio totaling upwards of 10,000 hectares/24,600 acres from 8 Latin American Countries

   - i.e., Nicaragua : 1.9 million hectares of land are suitable for cocoa production but only 11,000 hectares are actually being used to grow the fruit.

   - i.e., Ecuador: It is estimated that 77% of the world's premium chocolate is sourced from Ecuador. The Napo River Basin is viewed as a premier spot within the country.

2. Re-Forestation Efforts: With our strategic partners, actively engage in rainforest conservation, carbon credit utilization, and environmentally sound tactics to enhance this region's biosphere

3. Farmers Program Fund: Directly impact the Latin American cacao farmer's livelihoods with one-on-one micro-farming consultant services; 'best practice' tools that bring their crops into the 21st century

4. **Change Agent: GCC expects that within 5 years, a total of 30,000 farmers and their families will be directly affected by our operations.**

Striving for a Vertically Integrated Asset Model to Maximize Ultimate Exit Strategy

- Golden Cacao owns its land

- Golden Cacao works closely with local and regional farmers/co-ops

- Golden Cacao puts capital into its strategic efforts; purchasing cacao-future properties; invests in cacao farmers throughout the region and reinvests in the industry's people, planet and profits

- At exit, an acquirer will want Golden Cacao's premium brand market share, its re-forested lands and abundant opportunity to serve the global marketplace

 

Aggregation Scalability & Capabilities

- Executive and Experienced Latin American team on the ground

- Land Acquisition: Within year one, secure lands totaling ~3000 hectares

- Cacao/Cocoa Farmer Partnerships

- Clear path to profit with our aggregation execution place in place

- R.O.S.I (Return on Social Investment)

GCC Market Analysis and Strategy

Overall Global Cacao Market: $139.94 Billion Chocolate Market - Global Growth, Trends, and Forecast 2019-2024 - The global chocolate market is forecasted to reach USD 139.94 billion by 2024 growing at a CAGR of 4.5% during the forecast period (2019 - 2024).

Overall Global Confectionery Market: $102 Billion

- Approximately 70% of the world's cacao is sourced from North Africa

- Latin America produces 15% of the world's supply: under-utilized, scattered; no unified system

  5 million + farmers in the world: most have 2-5 hectares only, small harvests = small gains

  Current Commodities system is rigged against the farmer; increases risk, unfair advantage to middlemen

- The global shortage of cacao is outpacing global supply. An expected fallout is anticipated by 2022

- Expected 20% increase in price for 2020; Cocoa bean future price, US $3118.87 per metric ton(U.S. spot)

- Average growth rate of the cacao tree is 5 years, 40 pods p/tree

- Plantings per hectare equate to ~400 lb. per harvest @ 2 harvests per year

- 1:2 Ratio: For every dollar of cocoa imported, $2.00 of domestic agricultural products are used in making chocolate

CACAO VALUE CHAIN


GROWING

Cacao trees are grown on small farms in tropical environments, within 15-20 degrees latitude from the equator. Cacao is a delicate and sensitive crop and farmers must protect trees from wind, sun, pests, and disease.

With proper care, cacao trees begin to yield pods at peak production levels by the fifth year, and they can continue at this level for ten years.




HARVESTING

Ripe pods may be found throughout the continuous growing season; however, most countries have two peak production harvests per year. Changes in weather patterns can dramatically affect harvest times and yields, causing fluctuations from year to year.

Farmers remove pods from the trees using long- handled steel tools. Pods are collected and split open with a sturdy stick or machete, and the beans inside are removed. A farmer can expect 20 to 50 beans per pod, depending on the variety of cacao. Approximately 400 beans are required to make one pound of chocolate.





PROPOSED COUNTRY PARTNERS

WWW.GOLDENCACAO.IO



Guatemala
El Salvador
Nicaragua
Costa Rica
Honduras
Colombia
Ecuador
Peru

Golden Cacao Track Record

Our current management team has a combined experience of over 100 years in agricultural and commodities aggregation, supply chain logistics and acquisitions and Golden Cacao has recently hired a strong Advisory Board of Directors composed of senior agronomists, supply chain logistics experts, exporters, M&A experts and finance managers who have decades of experience in the financing and investment management of agricultural and commodities projects. The company plans to leverage the strong local Latin American presence it has and the experience from its Advisory Board of Directors and will bring several accomplished members into a managerial role.

Market and Aggregation



GOLDEN CACAO
1
Smallholdings lack of technology, knowledge and finance to improve productivity
2
Supply chain is not transparent, prohibiting small holdings to gain certification and price premium
3
Farmers and their communities are suffering from poverty and low living standards
The Problem



GOLDEN CACAO
Executive and Experienced Latin American team on the ground
Land Acquisition: Within year one, secure lands totaling ~ 3000 hectares
Cacao/Cocoa Farmer Partnerships
Clear path to profit with aggregation execution plan in place
R.O.S.I (Return on Social Investment)
7
Aggregation Scalability & Capabilities
Diagram of the Cacao Buying Process
Purchase of dry cocoa to organizations or small aggregators
Samples Reception
Quality Analysis
Cocoa Review
Cocoa Purchase
Transportation
Drying 6% to 8%
Selecting Type A and B
Packaging
Storage
Cacao Commercialization
Producers Organization
Definition of Aggregation Routes
Harvest synchronization
Purchase of cocoa in musilago (Wet) to producer groups or strategic producers

Growth Opportunity

Cacao market highlights







Confectionery
Market Size
Retail Value RSP, USD million, Current 2016, YOY 2016 Ex. Rates, 2016
Currency
Highlight Countries
Global Figure
C
2016, USD million
176,718.1
Regional Comparison
2016, USD million
Asia Pacific
Australasia
Eastern Europe
Latin America
Middle East & Africa
North America
Western Europe
D
A
2,166.9 - 33,732.3
651.7 - 1,967.2
349.9 - 642.8
0.0 - 317.2
Not Illustrated
B
Argentina
Explore in Detail
Market Size
2016, USD million
2,166.9
Per Capita
2016, USD
49.4
Growth
2016–21 CAGR
2.7%
© Euromonitor International 2017

Growth Strategy

The Company’s growth strategy is to increase revenue by:

From Bean to Chocolate
“Cacao" is the product of beans harvested from the cacao tree. Several times a year, farmers harvest “pods” from their cacao trees. The farmer places the wet beans in a pile, so that they ferment naturally before drying.
Once dried, the beans travel from the farm via a complex, multi-step process, during which beans from many different trees and farms are combined. Increasingly, larger quantities are sold from one buyer to the next, until the beans reach the port of export.

Literally thousands of villages are combined into large shipments throughout the world, which then move across oceans to destinations in Europe, North America and Asia.

Low Income - Crucial Consequences The consequences of price volatility, together with increasing production costs, represent economic insecurity and impoverishment for thousands of cacao farmers.

Demand for cocoa will rise by nearly 20% in the coming years and many farmers cannot cover their living costs anymore. With limited income and lack of information on market developments, the cacao farmers and their families are the losers in a lucrative industry.

Low and insecure income of farmers leads to serious social and environmental problems.
Farmers stop investing in their farms, they cut salaries, cannot provide workers with proper working conditions, and in the worst cases are prone to use child labour.



GOLDEN CACAO
FARMER LIVELIHOODS
TRUST & TRANSPARENCY
REGENERATIVE AGRICULTURE
THRIVING COMMUNITIES
Impact and Sustainability Strategy
9

Certifications & Monitoring
Certified B Corporation
Golden Cacao will earn its B-Corporation Certification within one year.
Certifying as a B Corporation goes beyond product- or service-level certification. B Corp Certification is the only certification that measures a company's entire social and environmental performance. The B Impact Assessment evaluates how your company's operations and business model impact your workers, community, environment, and customers. B Corp Certification proves your business is meeting the highest standards of verified performance.
SUSTAINABLE DEVELOPMENT GOALS
PARTNERSHIPS PLATFORM
Golden Cacao will become a registered partner for the UN SDGs in Q1 2021.
The Partnerships for SDGs online platform is United Nations' global registry of commitments and multi-stakeholder partnerships made in support of sustainable development and the 17 Sustainable Development Goals. The Partnerships for SDGs platform also facilitates the sharing knowledge and expertise among multi-stakeholder SDG-related partnerships and voluntary commitments, and for providing periodic updates on their progress.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims against the Company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We may list our common stock on the NASDAQ Capital Market or OTC Link under the symbol CACAO. As of the date of this Offering Statement, we had approximately 4 record holders of our common stock.

We do not have a stock option plan in place and have not granted any stock options at this time. We have a warrant plan for our Board of Advisors and currently there are outstanding Shares to purchase 10% of our shares of our common stock at prices ranging from $4.00 to $5.00 per share.

USE OF PROCEEDS

The proposed allocation of funds is summarized below:

Details of Offer	USD
Number of Shares to be issued	1,000,000
Issue Price of Shares	$5.00
Total Funds to be raised	**$5,000,000**

	(in millions)
Sources	
Shares/Shares offered hereby	$ 5.0
Total sources	$ 5.0
Uses	
Repayment of existing short-term loan [1]	$ 0.1
Transaction fees and expenses	0.1
Cash on hand	4.8
Total uses	$ 5.0

Our offering is being made on a best-efforts basis. A minimum number of 100,000 shares must be sold in the Combined Offerings. The offering price per share is $5.00 per share. We expect to use the funds of this offering for working capital and marketing (70%) and for general and administrative expenses (30%).

Up to 20% of net proceeds will be used to compensate or make payments to any officers or directors, including for salaries and ordinary business expenses incurred in the normal course of business, or as set forth under the caption "Executive Compensation." We reserve the right to change the intended use of proceeds if necessitated by business conditions or unexpected events.

We intend to use the net proceeds for the following purposes in the following order: (a) first towards the fees and expenses associated with qualification of this Offering under Regulation CF, including legal, auditing, accounting, transfer agent, printing and other professional fees; (b) second towards the implementation of our business plan, including but not limited to, (i) development/creation of the GOLDEN CACAO Aggregation, (ii) acquiring user agreements, (iii) ongoing legal and regulatory interaction and relations (iv) community building/development and (v) a national marketing campaign, and (c) the balance towards operating capital and reserves. In the event that we sell less than the Maximum Amount, our first priority is to pay fees associated with the qualification of this Offering under Regulation CF. No proceeds will be used to compensate or otherwise make payments to officers except for ordinary payments under employment, consulting or retainer agreements. We reserve the right to use a portion of the proceeds to pay director fees.

The above list of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto of the Company included in this Offering Statement. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" above.

Overview

The Company was incorporated on September 26, 2019 and commenced operations shortly thereafter. We are still in the research and development early marketing stage of our business.

Operating Results

We generated no gross revenues during the period ended December 31, 2020.

As of December 31, 2020, the Company had cash on hand of $192. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Plan of Operations

We were incorporated in September of 2019 and since that date our operations have consisted solely of planning and development of our business model. We have received no revenues from operations since our inception. In addition to contributing $125,000 in cash expenses to us to date, all costs associated, to date, in connection with our formation, development, legal services and support therefore have been borne by our founders and advisors.

Assuming the successful completion of our capital formation efforts, we intend to pay fair market prices for such services and facilities.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this Offering, the progress of our research and development efforts and the rate at which we can get the GOLDEN CACAO Aggregation up and running.

Our business does not presently generate any cash. We believe that if we raise the Maximum Amount in this Offering, we will have sufficient capital to finance our operations for the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 1,000,000 shares of its Shares in the Combined Offering on a best-efforts basis at a fixed price of $5.00 per share and any funds raised from this offering will be immediately available to us for our use. There will be no refunds. The offering will terminate upon the earlier of the sale of all 1,000,000 shares or one year from the date of this Offering Statement. There is no minimum number of shares that we have to sell in this offering. All money we receive from the offering will be immediately appropriated by us for the uses set forth in the Use of Proceeds section of this Offering Statement. No funds will be placed in an escrow account during the offering period and no money will be returned once the subscription has been accepted by us.

We intend to sell the shares in this offering through registered broker-dealers or through our Founders, Christopher Werner, John Vogel and Raul Lacayo, and Company affiliates. They will not receive any compensation for offering or selling the shares.

Once the offering statement is effective, our Founders and their affiliates will contact individuals with whom they have an existing or past pre-existing business or personal relationship and will attempt to sell them the shares.

Our Founders are relying on Rule 3a4-1 of the Securities Act of 1934 to offer the company's shares without registering as brokers. They are able to rely on Rule 3a4-1 of the Securities Act of 1934 due to the fact that she is: (a) not subject to statutory disqualification pursuant to section 3(a)(39) of the Securities Act of 1933; (b) not compensated in connection with his participation by the payment of commissions or other payments based either directly or indirectly on the offering; (c) not an associated person of a broker dealer; (d) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; (e)not a broker or dealer, or has been a broker or dealer, within the preceding 12 months; and (f) does not participate in selling an offering of securities for any issuer more than once every 12 months.

This is a Regulation CF, offering which we will conduct on a "best-efforts basis without any minimum amount that must be sold prior to holding a closing. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

The Shares will be offered and sold by our officers and directors who will not receive any direct compensation for selling the Shares. The Shares will be offered on a "best efforts" basis and, other than the minimum investment amount of $100 (20 Shares), there is a minimum amount of 60,000 Shares that must be sold before we can hold a closing.

We reserve the right to reject, in whole or in part, any subscriptions for Shares made in this Offering, in our discretion.

Selling Agents and Expenses

We may engage broker-dealers registered under Section 15 of the Exchange Act ("**Selling Agents**"), and who are FINRA members to participate in the offer and sale of the Shares and to pay to such persons, if any, cash commissions of up to 6% of the gross proceeds from the sales of Shares placed by such persons and agent Shares ("**Agent Shares**") to purchase that number of Shares equal to 8% of the Shares placed by such persons. The Agent Shares shall have an exercise price equal to 110% ($4.10) of the price of the Shares sold to investors in the Combined Offering. Our directors, officers, employees and affiliates (as defined in the Securities Act) may, but have no obligation to, purchase Shares in the Combined Offering and all such Shares so purchased shall be counted toward the Maximum Amount.

We have not entered into selling agreements with any broker-dealers to date.

We will be responsible for and pay all expenses relating to the Combined Offering, including, without limitation, (a) all filing fees and expenses relating to this Offering with the SEC and the filing of the offering materials with FINRA, as applicable; (b) all fees and expenses relating to the application to list of our Shares on the OTCQB; (c) all fees and expenses relating to the registration or qualification of the Shares as required under State Blue Sky laws, including the fees of counsel selected by us; (d) the costs of all preparing and printing of the offering documents; (e) the costs of preparing, printing and delivering certificates representing Shares; (f) fees and expenses of the transfer agent for the Shares; and (g) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives. We expect the total expenses to be paid by us will be at least $100,000 in the Combined Offerings.

Offering Period

We expect to commence the sale of the Shares within two days of filing this Offering Statement. This Offering will terminate on the Termination Date.

Offering Documents

This Offering Statement and the offering documents specific to this Offering will be available to prospective investors for viewing 24 hours per day, 7 days per week on our website at www.GoldenCacao.io. Before committing to purchase Shares, each potential investor must consent to receive the final Offering Statement and all other offering documents electronically. In order to purchase Shares, a prospective investor must complete and electronically sign and deliver to us a Subscription Agreement, the form of which is an exhibit to the Offering Statement of which this Offering Statement is a part and send payment to us as described in the Subscription Agreement. Prospective investors must also have agreed to the Terms of Use and Privacy Policy of our website. This investment limitation does not apply to "accredited investors," as that term is defined in Rule 501 of Regulation D under the Securities Act.

Prospective investors must read and rely on the information provided in this Offering Statement in connection with any decision to invest in the Shares.

For general information on investing, we encourage you to refer to www.investor.gov.

Application for Listing

We intend to file an application to have the Shares quoted on the OTCQB at such time as determined by management after we hold the initial closing.

If and when issued, the GOLDEN CACAO Shares will not be listed for trading on any securities exchange or quoted on the automated quotation system of any national securities association. We believe that, when and if issued, the GOLDEN CACAO Shares will trade exclusively on the Broker-Dealer/ATS which will be beneficially owned by the GOLDEN CACAO Foundation.

You should be prepared to retain the Shares and, if issued, the GOLDEN CACAO Shares indefinitely and should not expect to benefit from or rely on any price appreciation.

State Blue Sky Information

If we fail to comply with State securities laws where our securities are sold, we may be subject to fines and other regulatory actions against us. We intend to take the steps necessary to help insure that offers and sales in this Offering are in compliance with State Blue Sky laws, provided, however, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we are not in compliance.

Foreign Restrictions on Purchase of Shares

Other than the Company's reliance on Regulation S of the Act, we have not taken any action to specifically offer the Shares outside the United States or to permit the possession or distribution of this Offering Statement outside the United States. Our securities may not be offered or sold, directly or indirectly, nor may this Offering Statement or any other offering material or advertisements in connection with the offer and sale of the Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this Offering Statement must inform themselves about and observe any restrictions relating to this Offering and the distribution of this Offering Statement in the relevant jurisdictions.

BENEFICIAL SECURITY HOLDERS

The entity named below is the "Selling Security Holder." The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by the Selling Security Holder, and therefore, no accurate forecast can be made as to the number of securities that will be held by the Selling Security Holder upon termination of this offering.

Except as noted, upon conversion of the convertible promissory note that the selling security holder listed in the table will have sole voting powers with respect to the securities indicated and has never been one of our officers or directors. We will not receive any proceeds from the sale of the securities by the Selling Security Holder. The Selling Security Holder is not a broker-dealer or affiliated with a broker-dealer. The Selling Security Holder may be deemed to be an underwriter.

Capital Structure:

Currently on Issue	4,000,000
Issued under this IM	1,000,000

The following table sets forth certain information as of December 31, 2020 with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our Common Shares; (2) each of our directors, nominees for director and named executive officers; and (3) all directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the Shares set forth therein has sole voting power and sole investment power with respect to such Shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company. The percentages are based on 4,000,000 Shares of our Shares outstanding as of the date above.

Name and Address	Annual Compensation	No. of Shares	% Before Offering	% After Offering
John Vogel(1)	$90,000	1,000,000	25.00%	20.00%
Christopher Werner(1)	$90,000	1,000,000	25.00%	20.00%
Raul Lacayo (1)	$90,000	1,000,000	25.00%	20.00%
Emerging Securities Group	$90,000	1,000,000	25.00%	20.00%
All officers and directors as a group (3 persons)		4,000,000	100.00%	80.00%

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors, officers, and managers of the Company are listed below along with all positions and offices held and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Vogel	President and Director	Agronomy, Commercial
Christopher Werner	CEO and Director	Commercial
Raul Lacayo	Vice President and Secretary	Agronomy, Commercial

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

Board Leadership Structure and Risk Oversight

The following provides an overview of the leadership structure of the Board and the Board's oversight of the Company's risk management process. In addition, the Board also has two standing committees, the Audit Committee and Governance Committee (the "Committees") (discussed below), each comprised of all of the Directors named above, to which the Board has delegated certain authority and oversight responsibilities.

The Board's role in management of the Company is oversight, including oversight of the Company's risk management process. The Board meets regularly on at least a quarterly basis and at these meetings the officers of the Company report to the Board on a variety of matters. The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the Board to exercise its oversight of the Company.

The Company has retained the Board as the Company's investment adviser. The Board is responsible for the Company's overall administration and operations, including management of the risks that arise from the Company's investments and operations. The Board provides oversight of the services provided by the Project and the Company's officers, including their risk management activities. On an annual basis, the Company's Chief Executive Officer, John Vogel, conducts a compliance review and risk assessment and prepares a written report relating to the review that is provided to the Board for review and discussion. The assessment includes a broad-based review of the risks inherent to the Company, the controls designed to address those risks, and selective testing of those controls to determine whether they are operating effectively and are reasonably designed. In the course of providing oversight, the Board and the Committees receive a wide range of reports on the Company's activities, including regarding each Company's investment portfolio, the compliance of the Company with applicable laws, and the Company's financial accounting and reporting.

The Company Board's leadership structure and risk oversight is identical.

Board Committees

As described below, the Board has two standing Committees, each of which is chaired by a Director. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight.

Finance and Audit Committee

The Board has an Audit Committee consisting of all of the Directors. Raul Lacayo serves as the chairman of the Audit Committee. Under the terms of its charter, the Audit Committee (a) acts for the Directors in overseeing the Company's financial reporting and auditing processes; (b) receives and reviews communications from the independent registered public accounting firm relating to its review of the Company's financial statements; (c) reviews and assesses the performance, approves the compensation, and approves or ratifies the appointment, retention or termination of the Company's independent registered public accounting firm; (d) meets periodically with the independent registered public accounting firm to review the annual audits of the series of the Company, including the audits of the Company, and pre-approves the audit services provided by the independent registered public accounting firm; (e) considers and acts upon proposals for the independent registered public accounting firm to provide non-audit services to the Company or the Project or its affiliates to the extent that such approval is required by applicable laws or regulations; (f) considers and reviews with the independent registered public accounting firm, periodically as the need arises, but not less frequently than annually, matters bearing upon the registered public accounting firm's status as "independent" under applicable standards of independence established from time to time by the SEC and other regulatory authorities; and (g) reviews and reports to the full Board with respect to any material accounting, tax, valuation or record keeping issues of which the Audit Committee is aware that may affect the Company, the Company's financial statements or the amount of any dividend or distribution right, among other matters. The function of the Audit Committee of the Company is the same.

Governance Committee

The Board has a Governance Committee consisting of all of the Directors. John Vogel serves as the chairman of the Governance Committee. Under the terms of its charter, the Governance Committee is empowered to perform a variety of functions on behalf of the Board, including responsibility to make recommendations with respect to the following matters: (i) individuals to be appointed or nominated for election as Directors; (ii) the designation and responsibilities of the chairperson of the Board (who shall be an Independent Director) and Board committees, such other officers of the Board, if any, as the Governance Committee deems appropriate, and officers of the Company; (iii) the compensation to be paid to Directors; and (iv) other matters the Governance Committee deems necessary or appropriate. The Governance Committee is also empowered to: (i) set any desired standards or qualifications for service as a Director; (ii) conduct self-evaluations of the performance of the Directors and help facilitate the Board's evaluation of the performance of the Board at least annually; (iii) oversee the selection of independent legal counsel to the Directors and review reports from independent legal counsel regarding potential conflicts of interest; and (iv) consider and evaluate any other matter the Governance Committee deems necessary or appropriate. It is the policy of the Governance Committee to consider nominees recommended by shareholders. Shareholders who would like to recommend nominees to the Governance Committee should submit the candidate's name and background information in a sufficiently timely manner (and in any event, no later than the date specified for receipt of shareholder proposals in any applicable proxy statement of the Company) and should address their recommendations to the attention of the Board of Directors of GOLDEN CACAO®, Inc.'s Governance Committee, at Christopher Werner, 8400 East Prentice Avenue, Greenwood Village, CO 80111 USA, 920-207-0100 and C/O James R. Simmons, Esq., Simmons Associates, Ltd., 155 Main Street, Suite 301, Providence, RI 02903, Phone: (401) 272-5800. The function of the Governance Committee of the Company is the same.

Codes of Ethics

Each of the Company, the Board, the Board, and the Advisors/Sponsors have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the "Ethics Codes"). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel ("Access Persons"). The Ethics Codes apply to the Company and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Company. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings, private placements or certain other securities. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

Identification of Directors, Executive Officers and Significant Employees.

Our directors hold office until their successors are elected and qualified, or until their deaths, resignations or removals. Our officers hold office at the pleasure of our board of directors, or until their deaths, resignations or removals.

Our directors, executive officers and significant employees their ages, positions held, and durations of such are as follows:

Business Experience

The following is a brief account of the education and business experience of our directors, executive officers and significant employees during at least the past five years, indicating their principal occupations and employment during the period, and the name and principal business of the organization in which such occupations or employment were carried on.

BOARD OF DIRECTORS AND EXECUTIVES

The following are short biographies of the principal directors and officers of Golden Cacao:



John Vogel, CEO and Director

Mr. Vogel has been recognized throughout his career for being a visionary leader, having held various positions managing anything from large groups to corporations. He has vast experience in the areas of agribusiness and seafood production, as well as their pertaining markets in the US and Latin America.

He has worked for American and European multi- national agro-industrial companies in 52 different countries, from the Dominican Republic to the Philippines. He has successfully leveraged in-depth knowledge of the agricultural and seafood industries in the global landscape to significantly increase revenue and operational efficiency and has relied heavily on solid organizational, communication and time management skills.

Mr. Vogel has expertise in leadership with extensive scope on creating teams of qualified people and delegating tasks in order to deliver optimal results in a high growth environment that exceed operational goals. He is adept at bridging performance gaps to complete business interests and developing process improvement initiatives.

Mr. Vogel has received various honors and awards by political and business leadership entities throughout the world. He is always involved in promoting progress and helping communities develop and prosper in under privileged areas of the world, mainly in Latin America, the Caribbean and Asia. His dedication to quality in all areas has been the guiding principle throughout his career.

Christopher Werner – CEO and Director



Mr. Werner started his business career with First Wisconsin Bank while attending Marquette University. Mr. Werner later became a Chief Financial Officer of a publicly listed company that was the fastest growing NASDAQ Company in 1991.

Chris became Senior Partner of Newport Capital Partners in 1993 where he specialized in arranging financings for small growth companies. In 1996 he co-founded Emerging Securities Group which continued to focus on financing start-up and early-stage growth companies and in 2003, he was appointed CEO of Ascendant Holdings Ltd, a Bermuda based holding company and assisted in structuring the initial public offering of two newly created subsidiaries.

In 2006, Chris founded River Hills Resource Corporation which is a privately held mineral exploration company. It was while he was working in the mineral industry in South America that Chris became a cacao farmer in Ecuador by purchasing Palma Dorada.

Raul Lacayo – Vice President and Secretary



Mr. Lacayo is the founding and current President of the Nicaraguan Securities Exchange, Institution dedicated to developing the capital markets in Nicaragua, and to serve as a vehicle for financial inclusion and financial creativity. Raul is also a member of PMF's Board, a Panamanian subsidiary of the Nicaragua-based Prodel Foundation. Established in 2014, PMF's mission is to develop a network of Central American microfinance institutions and to provide access for them to Panama's capital markets. Two institutions, in Panama and Nicaragua, have been developed so far.

In the early 90s, as President of the Central Bank, Raul played a key role in stabilizing the country's macroeconomic framework, liberalizing the economy, and facilitating the rebirth of the private banking sector. He was a Senior Consultant at Deloitte Haskins and Sells' International Capital Markets Group, based in Washington D.C. and is an Economist with a B.A. from Duke University and postgraduate degrees from Yale, and Cornell universities.

NON-EXECUTIVE TECHNICAL ADVISORS

Technical Advisors will be compensated on an "as needed" basis and will receive limited stock options, provided they are engaged for consultant-based work.



James R. Simmons – U.S.A. Counsel

James received his law degree from George Washington University in 1988. Before joining N&S, Jim practiced with Tillinghast Collins & Graham in its corporate, commercial and real estate departments. Jim serves on the Banks and Trusts Committee of the Rhode Island Bar Association and his practice is concentrated in the areas of corporate law, banking and commercial law, mortgage lending, venture capital, private placements and real estate, bankruptcy, and creditors' rights. He is admitted to practice law in both Rhode Island and Massachusetts.



Dana Nicholas Hunsinger – Sales and Marketing

Ms. Nicholas Hunsinger is a sales, marketing, and business development specialist with over 25 years in the industry. She has represented companies throughout the APAC, MENA, European and North American markets with commodities, energy, textile, fashion design, human resource, supply chain logistics and import/export expertise.

Dana is the Co-Founder and Vice Chairman of American Standard Commodities Energy Resources, a company creating commodities brokerage strategies, solar energy farms, oil and gas exploration, and drilling in the South Western United States and abroad.



Jim Harlow – B.Eng. (Hons) – Digital Asset and Technical Advisor

Jim achieved advanced degrees in both Mechanical and Electrical Engineering from Fife College of Technology, Dundee University and Cranfield University; he has a background in executive business management for both private and public organisations. A founder of several software and technology companies (from start-up thru to exit.) His background and track record enable him to effectively develop our back-end IT solutions into a successful business.



Joseph Rubenstein, Cybersecurity and Distributed Ledger/Blockchain Advisor

Joseph is the mastermind of the technology behind UMBRA Technologies and Golden Cacao's collaboration, Joseph is a key technology visionary of the future. He has been programming since the age of seven and began his first business at nine. He has a proven track record of successful start-ups and technical innovation, as well as bringing technology to marketability.



Jorn Knutsen, Cybersecurity and Distributed Ledger Advisor

Jorn has intimate knowledge of the blockchain marketplace, current solution availability to end users, their needs and wants. His grasp of SD-WAN technology has made him instrumental in Golden Cacao's collaboration with UMBRA. He has a proven track record as a business leader, with strong focus on clients and market responsive organizations.



Anthony Short, Capital Formation Advisor

Anthony has a background in corporate and personal finance and taxation. He began at Citibank Limited with foreign exchange and significant corporate accounts. Anthony specialises in financial risk management and advises on funding structures for private and corporate clients.

Anthony has over 20 years of experience in the administration and management of listed public companies, including at board level, in formation and management. He is a Founding Director of GCP Capital Pty Ltd (Cabbel), a Perth based investment banking group.



Steve Graceffa, Technical Advisor
Stephen Graceffa has successfully delivered hundreds of web solutions for clients including Ariba, Analog Devices, Carbonite, Citizens Bank, Dell, Denon, GTECH, Imation, Major League Baseball, Textron, Schneider, and Xerox, to name only a few. A dynamic and energetic entrepreneur, Steve draws from his diverse background in the fields of business strategy and analysis, user experience design, computer science and marketing to provide clients with highly strategic, business-driven web counsel.



Alex Bussey, Website and Technical Advisor
Alex brings a multitude of talents to the Golden Cacao team, with a BA in product design and an in-depth knowledge of the entire architecture of the Golden Cacao website and portal application.

Alex has created multiple channels of early development, media, and web applications for Golden Cacao and occasionally designs complex products for customers of Metal Wizards.

SIMMONS ASSOCIATES, LTD., U.S. Counsel (www.simmonsltd.com)
Simmons Associates, Ltd. provides the highest quality legal services in a number of areas of practice including securities, banking and commercial law, investment banking and financial markets, venture capital, private placements, finance, commercial mortgage lending, real estate, business, government relations, insurance defense, corporate and commercial litigation as well as consumer issues. The firm has attorneys admitted to the practice of law in Colorado, Rhode Island, Massachusetts, and the District of Columbia.

REGISTERED OFFICE
155 Main Street, Suite 301
Providence, RI 02903
TELEPHONE
+1 401 272 5800
WEBSITE
www.simmonsltd.com
ADVISOR, ACCOUNTANTS & BACK-OFFICE AFFILIATES ATTORNEYS
Simmons & Associates

CONFLICTS OF INTEREST

At the present time, the Company does not foresee any direct conflict between our directors' executive officers, or significant employees other business interests and their involvement in the Company.

None of them has been the subject of the following events:

(1) He has not been convicted, within ten years before the filing of the offering statement (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(2) He is not subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the offering statement, that, at the time of such filing, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(3) He is not subject to a final order (as defined in Securities Act Rule 261 of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:(i) At the time of the filing of the offering statement, bars the person from:(A) Association with an entity regulated by such commission, authority, agency, or officer;(B) Engaging in the business of securities, insurance or banking; or(C) Engaging in savings association or credit union activities; or(ii) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such filing of the offering statement;

(4) He is not subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or section 203(e) or (f) of the Investment Advisers Act of 1940 or (f)) that, at the time of the filing of this offering statement:(i) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;(ii) Places limitations on the activities, functions or operations of such person; or(iii) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(5) He is not subject to any order of the Commission entered within five years before the filing of the offering statement that, at the time of such filing, orders the person to cease and desist from committing or causing a violation or future violation of:(i) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934 and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 and section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or(ii) Section 5 of the Securities Act of 1933.

(6) He is not suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(7) He has not filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or offering statement filed with the Commission that, within five years before the filing of the offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(8) He is not subject to a United States Postal Service false representation order entered within five years before the filing of the offering statement, or is, at the time of such filing, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers hold their offices until they resign, are removed by the Board, or their successor is elected and qualified.

LEGAL STRUCTURE

There are three (3) Founders who are also current shareholders. The Founders are active in the business and are officers and/or directors of the Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Emerging Securities Group, LLC, a related party to the Company, has loaned the Company $125,000 for 2019-20 operations. Other than the issuance of 4,000,000 shares of common stock to our Founders, we do not have any further transactions with related persons to report.

The following table sets forth the numbers and percentages of our outstanding voting securities as of December 31, 2020 (as qualified in the footnotes thereto) by:

- each person known to the Company to be the beneficial owner of more than 10% of any class of the Company's outstanding voting securities;

- each of the Company's directors;

- each of the Company's executive officers; and

- all of the Company's directors and executive officers as a group.

The Company's voting securities consist of Common Stock and Preferred Stock. Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this Offering Statement. For purposes of computing the percentage of the Company's outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this Offering Statement are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated below, the business address of each person or entity listed is c/o GOLDEN CACAO CORPORATION, 8400 East Prentice Avenue, Greenwood Village, Colorado 80111 and C/O Simmons Associates, Ltd., 155 Main Street, Suite 301, Providence, RI 02903.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with any independent registered public accountant. As mentioned elsewhere herein, our financial statements have not been reviewed by an independent registered public accountant.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Statement as having prepared or certified any part of this Offering Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Law Offices of Simmons Associates, Ltd. will pass on the validity of the common stock being offered pursuant to this Offering Statement.

DESCRIPTION OF CAPITAL STOCK

Our Articles of Incorporation provides that we may issue up to 50,000,000 shares of common stock, $0.001 par value per share, referred to as common stock, and 10,000,000 shares of preferred stock, $0.001 par value per share, including up to 5,000,000 shares of Convertible Shares. As of the date of this Offering Statement, there are 4,000,000 Outstanding shares of common stock. Upon completion of the maximum offering, 5,000,000 shares of our common stock will be issued and outstanding, and 1,000,000 shares of Convertible Shares will be issued and outstanding.

Under Colorado law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and non- assessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our Articles of Incorporation. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our Articles of Incorporation restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Under Colorado law, a Colorado corporation generally cannot dissolve, amend its Articles of Incorporation, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. Our Articles of Incorporation provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters. Colorado law also permits a Colorado corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Our Articles of Incorporation authorizes our board of directors to classify any unissued shares of preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Colorado law and by our Articles of Incorporation to set, subject to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, none of the authorized 250,000 shares of Series A Convertible Preferred Stock are outstanding and we have no present plans to issue any additional shares of preferred stock. Holders of the Series A Convertible Preferred Stock has the same voting and liquidation rights as the common stock on an as-converted basis. Each share of Series A Convertible Preferred Stock is convertible into 2,500 shares of common stock.

General

Common Stock:	50,000,000
Preferred Stock:	10,000,000

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 60,000,000, of which 50,000,000 shall be common stock, par value of $0.001 per share (the "Common Stock"), and 10,000,000 shall be preferred stock, par value of $0.001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

LIMITATION OF DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i) for any breach of the director's duty of loyalty to the Corporation or to its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for acts specified under Section 7-108-403 of the Colorado Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the Colorado Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

MEETINGS OF SHAREHOLDERS

Meetings of shareholders shall be held at such time and place as provided in the bylaws of the Corporation. At all meetings of the shareholders, one-third of all votes entitled to be cast at the meeting shall constitute a quorum.

NO CUMULATIVE VOTING

There shall be no cumulative voting for the election of directors.

ACTION BY SHAREHOLDERS

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by the shareholders having the minimum number of votes necessary to authorize or take such action at a meeting at which all of the Shares entitled to vote thereon were present and voted.

GOLDEN CACAO CORPORATION (the "Corporation"), a corporation organized and existing under the Colorado Business Corporation Act (the "CBCA"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board") by its Articles of Incorporation and pursuant to the provisions of the CBCA, effective as of June 4, 2019, the Board duly adopted the following resolution providing for the authorization of 5,000,000 Shares of the Corporation's common Stock (the "Share Stock"):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation's Articles of Incorporation, the Board hereby establishes from the Corporation's authorized class of common stock a new series to be known as "Convertible Share Stock," consisting of 10,000,000 Shares, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Convertible Share Stock of the Corporation to be as follows:

1.   **Designation and Amount.** Of the 50,000,000 shares of Company's authorized Common Stock, $0.001 par value per share, 5,000,000 are designated as "Convertible Share Stock," with the rights and preferences set forth below.

2.   **Voting Rights.** Each holder of Shares of Share Stock shall be entitled to the number of votes equal to the number of Shares of Common Stock into which such Shares of Share Stock could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Except as otherwise provided herein or as required by law, the Share Stock shall vote together with the Common Stock at any annual or special meeting of the shareholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

3.   **Preferred Dividends.**

(a)   8% Dividend. The holders of Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available for such purpose, dividends of 8% per annum of the Original Purchase Price (the "Share Dividend"). Such dividends shall be non-cumulative, and in preference to the holders of Common Stock.

(b)   Common Stock Dividends. In the event any dividends are paid or set aside on any share of Common Stock, the corporation shall simultaneously pay or set aside an additional dividend on all outstanding Shares of Share Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of common Stock.

(c)   Other Dividends. The holders of the Share Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such other dividends as may be declared from time to time by the Board of Directors.

4.   **Liquidation Rights.** The Share Stock shall have liquidation preference over the Corporation's Common Stock. Accordingly, upon any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Share Stock shall receive preference over the holders of the Common Stock and holders of Shares of capital stock that rank junior to the Share Stock. Holders of the Share Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Share Stock an amount equal to $4.00 per share of the Share Stock (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) plus any declared but unpaid dividends (the "Share Liquidation Preference") before any distribution or payment shall be made to the holders of any Common Stock, equity equivalent securities of the Corporation that rank *pari passu* with the Common Stock or any Shares of stock capital stock that rank junior to the Share Stock. If the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets shall be distributed to the Shareholders, pro rata in accordance with the respective amounts that would be payable on such Shares if all amounts payable thereon were paid in full. After payment of the Share Liquidation Preference to the holders of the Share Stock, any remaining proceeds thereafter shall be distributed ratably to holders of the Common Stock, and the Share Stock shall not participate in distributions to holders of Common Stock. The Corporation shall provide 10 days' notice to Shareholders prior to the record date for any Deemed Liquidation Event to allow the holders to convert and therefore participate as Common Shareholders in lieu of participating as Shareholders.

For the purpose of this Certificate of Designation, a "Deemed Liquidation Event" means each of the following events:

(A)   a sale, lease or other disposition of all or substantially all of the assets (including goodwill and intangible assets) of the Corporation and, if any, its subsidiaries on a consolidated basis;

(B)   any consolidation or merger of the Corporation with or into any other person that is not a shareholder, an affiliate of a shareholder, or an affiliate of the Company, or

(C)   any other Corporation reorganization, in which the shareholders immediately prior to such consolidation, merger or reorganization own equity Shares of the entity surviving such merger, consolidation or reorganization representing less than 50% of the combined voting power or economic Shares of the outstanding securities of such entity immediately after such consolidation, merger or reorganization.

5.   **Conversion Rights.** The holders of the Share Stock shall have the following rights with respect to the conversion of the Share Stock into Shares of Common Stock:

(a)   Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any Shares of Share Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable Shares of Common Stock. The number of Shares of Common Stock to which a holder of Share Stock shall be entitled upon conversion (the "Conversion Ratio") shall be determined by dividing (x) the Original Purchase Price by (y) the Conversion Price in effect at the close of business on the conversion date.

(b)   Conversion Price. The Conversion Price for the Share Stock shall initially be the Original Purchase Price, subject to adjustment pursuant to this Section 5 (the "Conversion Price").

(c)   Automatic Conversion. Each share of Share Stock shall automatically convert at the then current Conversion Ratio into fully paid non-assessable Shares of Corporation Common Stock, (i) immediately upon the written consent of holders of a majority of the issued and outstanding Share or (ii) immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Shares of Common Stock of the Corporation at a per share price not less than five times the Original Purchase Price (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) per share and for a total offering of not less than $20 million (before deduction of underwriters commissions and expenses) (a "Qualified IPO").

(d)   <u>Mechanics of Conversion</u>. No fractional Shares of Common Stock shall be issued upon the conversion of the Share Stock. If the number of Shares to be issued to the holders of the Share Stock is not a whole number, then the number of the Shares shall be rounded up to the nearest whole number. Before any holder of Share Stock shall be entitled to convert the same into full Shares of Common Stock, and to receive certificates therefor, he shall either (xx) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or (yy) notify the Corporation that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an automatic conversion event (being that set forth in Section 5(c) hereof), the outstanding Shares of Share Stock shall be converted automatically without any further action by the holders of such Shares and whether or not the certificates representing such Shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the Shares of Common Stock issuable upon such automatic conversion event unless either the certificates evidencing such Shares of Share Stock are delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an automatic conversion event, each holder of record of Shares of Share Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such Shares of Share Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of Shares of Share Stock, or that the certificates evidencing such Shares of Common Stock shall not then be actually delivered to such holder.

(e)   <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the outstanding Shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of Shares of Common Stock, the Conversion Price of the Share Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding Shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of Shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   <u>Certificate of Adjustment</u>. In each case of an adjustment or readjustment of the conversion Price for the number of Shares of Common Stock or other securities issuable upon conversion of the Share Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation's Chief Financial Officer (or other proper officer) shall notify each registered holder of the Share Stock. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(g)   <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued Shares of Common Stock, solely for the purpose of effecting the conversion of the Shares of the Share Stock, such number of its Shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Shares of Share Stock, and if at any time the number of authorized but unissued Shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Shares of Share Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Shares of Common Stock to such number of Shares as shall be sufficient for such purpose.

6.   **Share Protective Provisions.** Except as otherwise required by law, at any time when at least 5,000,000 Shares of Convertible Share Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible Share Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding Shares of Convertible Share Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i)   Except for filing a Certificate of Designation to create or issue any new class or series of Shares having rights, preferences or privileges junior to the Convertible Share, amend, alter, waive or repeal any provision of the Articles of Incorporation of the Corporation, including this Certificate of Designation of the Convertible Share Stock;

(ii)   increase or decrease the authorized number of Shares of Preferred Stock of the Corporation;

(iii)   create or issue any new class or series of Shares having rights, preferences or privileges senior to or on parity with the Convertible Share;

(iv)   repurchase or redeem any Shares of the Common Stock of the Corporation other than (i) the repurchase or redemption from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or other relationship, (ii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Shareholders Agreement between the Corporation and certain founders dated June 4, 2018, and (iii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Share Holders Agreement of an even date herewith;

(v)   liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect a Deemed Liquidation Event of the Corporation;

(vi)   effect a reclassification, reorganization or recapitalization of the outstanding capital stock of the Company; or

(vii)   pay or declare any dividend or make any distribution on, any Shares of capital stock of the Corporation other than (i) dividends or distributions on the Convertible Share Stock as expressly authorized herein or (ii) dividends or other distributions payable on the Common Stock solely in the form of additional Shares of Common Stock.

7.   **Reissuance of Stock.** Any Shares of Convertible Share Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired and eliminated from the Shares of Share Stock that the Corporation shall be authorized to issue. All such Shares shall upon their cancellation become authorized but unissued Shares of Preferred Stock and may be reissued as part of a new series of Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation.

8.   **Severability.** If any right, preference or limitation of the Share Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9.   **Amendment and Waiver.** This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Convertible Share Stock so as to affect them materially and adversely without the consent of a majority of the outstanding Shares of Convertible Share Stock. Any amendment, modification or waiver of any of the terms or provisions of the Convertible Share Stock shall be binding upon all holders of Convertible Share Stock.

10.   **Notices.** Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by email, on the next business day; (iii) five days after having been sent by U.S. mail; or (iv) one day after deposit with a recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices to the Corporation shall be addressed to the Corporation's President at the Corporation's principal place of business on file with the Secretary of State of the State of Colorado. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

* * * * *

Transfer Agent and Registrar

Our transfer agent and registrar for our shares of common stock is Action Stock Transfer Corporation, its address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no active public market for our common stock. We can provide no assurance as to:
(1) the likelihood that an active market for our shares of common stock will develop; (2) the liquidity of any such market;
(3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units in our operating partnership tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to the Market for Our Common Stock". For a description of certain restrictions on transfers of our shares of common stock held by our stockholders, see "Description of Capital Stock."

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. "Restricted securities" include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least twelve months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than 1% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately 2,500,000 shares immediately after this offering.

GOLDEN CACAO Shares

The Company is offering up to 1,000,000 of GOLDEN CACAO Convertible Shares ("**Shares**") at an offering price of $5.00 per Share in this offering and the Combined Offering.

Each Share will initially entitle the holder to receive, if and when issued, one GOLDEN CACAO Token. The Shares may be exchanged for GOLDEN CACAO Shares at any time after the genesis offering is completed. The Shares will expire, if not previously exchanged, five (5) years from the date of the initial closing of this Offering. Commencing 12 months after the date of the initial closing, the Shares will upon election by us, be automatically converted into shares of our Common Stock. Assuming the sale of the Maximum Amount of Shares, the number of shares of Common Stock to be issued upon exchange of all outstanding Shares shall equal up to 35% of our total issued and outstanding Common Stock on a fully diluted basis following such election by us and conversion. If less than the Maximum Amount of Shares are sold, then the number of shares of our Common Stock issuable upon conversion will be ratably reduced.

After the GOLDEN CACAO genesis offering, holders of Shares desiring to exchange their Shares for GOLDEN CACAO Shares may do so by delivering to a duly executed exchange notice to us.

<u>Redemption</u>

Each Share shall be subject to mandatory redemption by us after the closing of the Genesis Offering of the GOLDEN CACAO Shares, upon twenty (20) days prior written notice.

<u>Restrictions on Transfer</u>

Shares will be subject to the limitations of Rule 144, other than the holding period requirement. In addition, various State Blue Sky laws may restrict transfer of Shares until such time we have qualified the Shares for secondary trading.

<u>Ability to Void a Sale of Shares</u>

We have the right to void a sale of Shares in the Offering and compel an investor to return them to us, if we have reason to believe that such investor acquired the Shares as a result of a misrepresentation, including with respect to such shareholder's representation that it is a "qualified purchaser" or an "accredited investor" as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the investor or the sale to the investor is otherwise in breach of the requirements set forth in our certificate of incorporation, as amended, or bylaws, copies of which are exhibits to the Offering Statement in which this Offering Statement has been filed with the SEC.

<u>Rights as a Stockholder</u>

Except as otherwise provided in the Shares or by virtue of such holder's ownership of shares of Common Stock, the holder of a Share does not have the rights or privileges of a holder of Common Stock, including any voting rights.

<u>Governing Law</u>

The Shares are governed by and construed in accordance with the laws of the State of Colorado.

The foregoing is a brief summary of certain terms and conditions of the Shares to be issued in connection with this Offering and are subject in all respects to the provisions contained in the Shares. See "Plan of Distribution" for additional information about Agent Shares to be issued to any Selling Agents in connection with this Offering.

Common Stock

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.001 per share (the "**Preferred Stock**"). Our board of directors is authorized by the Company's certificate of incorporation to establish such classes or series of Preferred Stock, issue shares of each such class or series and fix the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each such class or series, without any vote or other action by any holders of any of the Company's Common Stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the state of Colorado or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

<u>Voting Rights</u>

Holders of Common Stock will have one vote per share and may vote to elect our board of directors and on matters of corporate policy.

<u>Dividend Rights</u>

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any Preferred Stock. We have not issued any dividends in the past and we have no plans to issue any dividends in the future.

<u>Liquidation Rights</u>

Subject to and qualified by the rights of the holders of shares of any other class or series of our Preferred Stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and after the holders of shares of any other class or series of the Company's Preferred Stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to shareholders, ratably in proportion to the number of shares of Common Stock held by them.

The foregoing is a summary of the rights and limitations of the Common Stock provided for in the Company's certificate of incorporation, as amended and restated from time to time. For more detailed information, please see the Company's certificate of incorporation, as amended, and bylaws, copies of which are exhibits to the Offering Statement of which this Offering Statement forms a part, which Offering Statement has been filed with the SEC.

GOLDEN CACAO Shares

For a discussion of the proposed terms relating to the GOLDEN CACAO Shares, which have yet to be formed, please see the description of the GOLDEN CACAO Shares under the Section of this Offering Statement entitled, GOLDEN CACAO Shares on page 47.

NOTICE TO PURCHASERS

This Offering has not been registered or qualified under the securities laws of any jurisdiction anywhere in the world. The Shares and the Shares, if issued, are being offered and sold only in jurisdictions where such registration or qualification is not required, including pursuant to applicable exemptions that generally limit the purchasers who are eligible to purchase the Shares and the Shares, if issued, and that restrict the Securities' resale. Holders of the Shares may never offer, sell, assign, transfer, pledge, encumber or otherwise dispose of the Shares. The Shares may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of except as permitted under applicable securities laws and the additional restrictions imposed on the Shares hereunder. In addition, Token holders will not be able to transfer their Shares until the Company designates or creates a Designated Exchange or notifies Token holders that peer-to-peer transfers will be permitted and provides holders with the requirements and conditions to effect peer-to-peer transfers. **Furthermore, there can be no assurance that any Designated Exchange will be chosen or created or that all Token holders will have access to a Designated Exchange or that peer-to-peer transfers will ever be permitted.**

Digital Notices

The Shares are digital instruments and, as such, will not contain legends. However, purchasers (including secondary purchasers) of Shares will be required to be presented with the information required to be provided to such holders pursuant to and in the manner contemplated by Section of the Colorado Model Business Corporation Act regarding, among other things, restrictions on transfer of the Shares, including the legend set forth in paragraph 9 above, and, at a minimum, must affirmatively signal their understanding of the information and provide the Company with certain representations on their investor status and location. The Token Terms and Conditions will be presented at that time as well.

SELLING RESTRICTIONS

No action may be taken in any jurisdiction that would permit a public offering of the Securities or the possession, circulation or distribution of this Memorandum in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Memorandum nor any other offering material or advertisements in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Purchasers in Australia

Neither this Memorandum, nor any other disclosure document in relation to the Securities, has been, will be, or needs to be, lodged with the Australian Securities & Investments Commission. This Memorandum is not a product disclosure statement under Division 2 of Part 7.9 of the Corporations Act 2001 (CTH) (the "Australia Act") nor is it a prospectus under Chapter 6D of the Australia Act, and the Securities have not been, and will not be, registered as a managed investment scheme under the Australia Act.

An offer of the Securities is made in Australia only to "wholesale clients" as defined by the Australia Act ("Wholesale Clients") and can only be accepted by a recipient if they are a Wholesale Client.

No Securities will be issued or arranged to be issued, and no recommendations to acquire Securities will be made, which would require the provision of a product disclosure statement under Division 2 of Part 7.9 of the Australia Act or the provision of a financial services guide or a statement of advice under Division 2 or 3 of Part 7.7 of the Australia Act.

Neither this Memorandum, the offer contained herein nor any other disclosure document in relation to the Securities can be partially or wholly distributed, published, reproduced, transmitted or otherwise made available or disclosed by recipients to any other person in Australia.

Notice to Prospective Purchasers in the European Economic Area

In relation to each Member State of the European Economic Area (each a "Member State"), which has implemented the Prospectus Directive, the Company has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the Securities to the public in a Member State, except that it may, with effect from and including such date, make an offer of Securities in a Member State at any time under the following exemptions as provided by the Prospectus Directive:

(a) to legal entities which are qualified investors, as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive;

(c) in any other circumstances falling within the scope of Article 3(2) of the Prospectus Directive.

For the purposes of the above, (i) the expression an "offer of the Securities to the public" in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the Offering and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and (ii) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in each Member State.

Notice to Purchasers in France

The Offering is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*) and/or (ii) qualified investors (*investisseurs qualifiés*) acting for their own account (other than individuals), and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 and D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code Monétaire et Financier*, are eligible to participate in the Offering. Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be submitted for clearance to or approved by the *Autorité des marchés financiers*. The direct or indirect distribution to the public in France of any so acquired Securities may be made only as provided by Articles L.411-1, L.411-2, L. 412-1 and L.621-8 to L.621-8-3 of the French *Code Monétaire et financier* and applicable regulations thereunder.

This Memorandum, and any related document or material, shall not be considered, nor construed, as any form of financial investment advice, solicitation or advertisement.

Notice to Prospective Purchasers in Hong Kong

The Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made thereunder, or in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 622) of Hong Kong.

No person has issued or had in its possession for the purposes of issue, or will issue or have in its possession of the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospect Investors in Israel

This Memorandum does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this Memorandum is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders' equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, the Company may distribute and direct this Memorandum in Israel, at its sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Purchasers in Singapore

Each investor has acknowledged that this Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the "MAS"). Accordingly, this Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA")) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,
(c) securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units, as the case may be, pursuant to an offer made under Section 275 of the SFA except:

(1)   to an institutional investor pursuant to Section 274 of the SFA or to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)   where no consideration is or will be given for the transfer;

(3)   where the transfer is by operation of law;

(4)   as specified in Section 276(7) of the SFA; and/or

(5)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

By accepting receipt of this Memorandum, any person in Singapore represents and Shares that he is entitled to receive such Memorandum in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein.

Notice to Prospective Purchasers in The Netherlands

The Securities may not be offered or sold in The Netherlands to any persons other than qualified investors within the meaning of the Prospectus Directive. For purposes of the above, the expression "Prospectus Directive" shall have the meaning given to it in the paragraph "Notice to Prospective Purchasers in the European Economic Area" above.

Notice to Prospective Purchasers in the United Kingdom

With respect to offers and sales of the Securities that are the subject of this Memorandum, offers or sales of any of such Securities to persons in the United Kingdom are prohibited in circumstances which have resulted in or will result in such Securities being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended) (the "FSMA") and all applicable provisions of the FSMA must be complied with, with respect to anything done in relation to such Securities in, from or otherwise involving the United Kingdom.

To the extent this Memorandum is distributed in the United Kingdom, it will only be distributed to and directed at: (i) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "FPO"); (ii) high net worth entities and other persons to whom it may otherwise lawfully be communicated falling within Article 49 of the FPO; (iii) certified sophisticated investors falling within Article 50 of the FPO; or (iv) other persons to whom it may lawfully be directed under an exemption contained in the FPO (the persons specified in (i), (ii), (iii) and (iv) above are, together, referred to as "relevant persons"). Persons who are not relevant persons must not act on or rely on this Memorandum or any of its contents. Any investment or investment activity to which this Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons. Relevant persons in receipt of this Memorandum must not distribute, publish, reproduce, or disclose this Memorandum (in whole or in part) to any person who is not a relevant person.

In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received in connection with the issue or sale of such Securities will only be communicated, or be caused to be communicated, in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

<u>Tax Considerations</u>

The following discussion is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Shares and Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "*Code*"), existing and proposed Treasury Regulations thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this Memorandum and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is addressed only to beneficial owners of the Shares and Shares that purchase them for cash on original issuance, and to beneficial owners that hold the Shares or Shares as "capital assets" within the meaning of Section 1221 of the Code.

This discussion does not address all of the tax considerations that may be relevant to a purchaser of Shares or Shares in light of its particular circumstances or to purchasers that are subject to special rules, such as: banks and other financial institutions; insurance companies; real estate investment trusts and regulated investment companies; tax-exempt organizations; pension funds and retirement plans; brokers and dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of tax accounting; persons that own the Shares or Shares as a position in a hedging transaction; persons that own the Shares or Shares as part of a "straddle," "conversion" or other integrated transaction for tax purposes; or U.S. Holders (as defined below) whose "functional currency" for tax purposes is not the United States dollar.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of a Token or Share that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a United States person. As used in this discussion, the term "non-U.S. Holder" means a beneficial owner of Notes or Shares (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of the Notes or Shares.

Characterization of the Shares and Shares

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as either the Shares or the Shares. Thus, the characterization of these instruments is uncertain. It should be expected that the Internal Revenue Service ("*IRS*") or a court would determine this characterization based on a consideration and weighing of the characteristics of these instruments. Except for purposes of withholding on payments to non-US persons discussed below, the Company intends to treat the Shares as equity in the Company analogous to preferred stock and to treat the Shares as a forward contract arrangement to purchase the Shares on the terms provided. Other characterizations of each of the Shares and Shares are possible, some of which are discussed briefly below, which may have less favorable US federal income tax consequences for investors. Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the Shares and Shares and the consequences to them of the various alternative characterizations.

Characteristics of Shares.

As noted, the Company intends generally to treat the Shares as preferred equity in the Company. Among the characteristics of the Shares that support equity treatment are their treatment as a type of stock under Colorado law, their rights to dividends and their rights to participate in proceeds if the Company is liquidated. Among the characteristics of the Shares that are less supportive is the non-traditional form of the Shares.

Characteristics of Shares.

As noted, the Company intends generally to treat the Shares as a forward contract to purchase the Shares and thus a prepaid forward contract to purchase equity of the Company. Among the characteristics of the Shares that support such treatment are their terms providing for purchase of Shares on fixed terms for a fixed price during each of the Pre-Sale Period and the Subsequent Sale Period, as well as the lack of participation of the Shares in dividends and liquidation proceeds. The Shares, however, may remain outstanding indefinitely if Shares are not issued (unless the Shares are redeemed by the Company), which is not a usual feature of a prepaid forward contract.

The following is a description of the US federal income consequences of holders that would obtain if the Company's characterization of the Shares as preferred equity and the Shares as prepaid forward contracts prevails. Other characterizations are possible, as explained in more detail below, and these could have less favorable US federal income tax consequences for holders.

US Holders

<u>Tax Treatment of Shares</u>

Dividends

For US federal income tax purposes, the gross amount of any cash Dividends paid to US Holders will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under US federal income tax principles). Dividends paid by the Company may be eligible for the dividends-received deduction generally allowed to corporate US Holders.

To the extent that an amount received by a US Holder exceeds the allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such US Holder's tax basis in its Shares and then, to the extent it exceeds the US Holder's tax basis, it will constitute capital gain from a deemed sale or exchange of such Shares (see "Gain or Loss upon Sale or Other Disposition of Shares or Shares", below).

The amount of any distribution paid in property other than cash, including Bitcoin, Ether or additional Shares (defined as a "PIK Dividend") will equal the dollar value of the property so distributed, calculated as of the date the dividend is received by a US Holder, and will otherwise be subject to the above rules.

<u>Tax Treatment of Shares</u>

The treatment of the Shares as a prepaid forward contract generally means that a US Holder would have has no tax consequences upon acquiring the Share. Upon receipt of the Shares, the US Holder would be treated as purchasing the Shares for its original purchase price for the Shares plus the price paid for the Shares, and the holder's initial tax basis in the Shares would be the sum of these amounts.

In the event no Shares are issued, it is not clear whether a US Holder would be able to claim a loss with respect to its investment in the Shares, unless the Company redeems the Shares, or the US Holder otherwise disposes of them.

<u>Gain or Loss upon Sale or Other Disposition of Shares or Shares</u>

In general, a US Holder that sells, exchanges or otherwise disposes of its Shares or Shares (including by redemption) will recognize capital gain or loss in an amount equal to the amount realized for the Shares and the US Holder's tax basis in the Shares or Shares disposed of. For non-corporate US Holders, including individuals, any capital gain generally will be subject to US federal income tax at preferential rates (currently a maximum of 20%) if the US Holder's holding period for the Shares or Shares exceeds one year. The deductibility of capital losses is subject to significant limitations.

<u>Medicare Tax</u>

Certain US Holders who are individuals, estates or trusts are required to pay a Medicare tax of 3.8% (in addition to taxes they would otherwise be subject to) on their "net investment income" which would include, among other things, dividends and capital gains from the Shares and capital gains from the Shares.

<u>Alternative Characterizations</u>

Each of the Shares and the Shares are subject to possible characterizations for US federal income tax purposes different from those described above. The Shares could be viewed as a type of "phantom" or derivative stock right that is not itself equity in the Company. Less likely, the Shares might be characterized as debt of the Company. The Shares could be viewed as agreements for the present sale stock of the Shares on a "when issued" basis, or, alternatively, as options to buy the Shares or, less likely, some type of non-stock right. US Holders should be aware that several of these characterizations could be disadvantageous for the holder's US federal income tax treatment, including the timing and characterization of the holder's income.

Holders should also be aware that the IRS has issued guidance, Notice 2014-21, regarding the treatment of "virtual currencies" such as Bitcoin. The Company believes that the Shares have important difference from a virtual currency, chiefly that they cannot generally be used as a medium of exchange for goods or services and will be traded, if at all, only in the broker/dealer arrangements described herein.

US Holders are strongly encouraged to consult their US tax advisors regarding the US federal income tax characterization of the Shares and Shares and the consequences of these alternative characterizations.

Non-US Holders

Dividends on Shares

As for US Holders above, Dividends on Shares to non-US Holders will constitute dividends for US federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent Dividends exceed both current and our accumulated earnings and profits, they will be treated as a return of capital and first will reduce the holder's basis in the Shares, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in "— Gain on Sale or Other Taxable Disposition of Shares and Shares."

Any dividend paid to a non-US Holder will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividend, except to the extent that the dividends are "effectively connected" dividends, as described below. The Company and its paying and withholding agents generally will not apply lower rates of withholding that would be applicable to dividends under an applicable income tax treaty unless they judge that such lower rate would also be available for each of the alternative characterizations of the transaction. *See* "US Holders—Alternative Characterizations", above. In order to be eligible for a reduced treaty rate, a non-US Holder must provide the Company with a properly completed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-US Holder holds stock through a financial institution or other agent acting on its behalf, the holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If, after consulting with its tax advisors, a non-US Holder believes it is eligible for a reduced rate of withholding tax pursuant to an income tax treaty that was not applied to the Dividend, such US Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

The above rules fully apply to PIK Dividends. For PIK Dividends, the amount withheld will be based on the fair market value of the PIK Dividend, and the PIK Dividend amount will be reduced accordingly. The Company may also withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. Again, a non-US Holder may file a claim for refund with the IRS if it believes an excess amount has been withheld.

Dividends and PIK Dividends that are effectively connected with the conduct of a US trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained in the United States) are exempt from such withholding tax. In order to obtain this exemption, a non-US Holder must provide an IRS Form W- 8ECI (or other successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to US federal withholding tax, are generally taxed at the same graduated rates applicable to US persons, net of certain deductions and credits. In addition, in the case of a corporate non-US Holder, dividends received that are effectively connected with the conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale or Other Disposition of Shares and Shares

A non-US Holder generally will not be required to pay US federal income tax on any gain realized upon the sale or other taxable disposition of Shares or Shares unless (1) the gain is effectively connected with the conduct of a US trade or business by the non-U.S. Holder (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained in the United States), (2) the non-US Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, or (3) the Shares constitute a US real property interest by reason of our status as a "United States real property holding corporation" for US federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-US Holder's holding period for the Shares.

In general, the Company would be a USRPHC if its "US real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus its other assets used or held in a trade or business. The Company believes that it is not currently and (based upon its projections as to its business) will not become a USRPHC. However, because the USRPHC determination depends on the fair market value of the Company's US real property relative to the fair market value of our other business assets, there can be no assurance that the Company will not become a USRPHC in the future.

A non-US Holder described in (1) above will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates generally applicable to US persons, and corporate non-US Holders described in (1) above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-US Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses for that year (even though the non-US Holder is not considered a resident of the United States), provided that the non-US Holder has timely filed US federal income tax returns with respect to such losses. A non-US Holder should seek advice on any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Tax

Distributions made to holders and proceeds paid from the sale, exchange, redemption or disposal of Shares or Shares may be subject to information reporting to the IRS. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the United States or through a US-related financial intermediary to establish that it is an exempt recipient. Backup withholding is not an additional tax; amounts withheld as backup withholding may be credited against a holder's US federal income tax liability.

THE US FEDERAL INCOME TAX TREATMENT OF THE SHARES AND Shares IS NOT CLEAR AND THE FOREGOING DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES, NOR DOES SUCH DISCUSSION ADDRESS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX LAWS OR OF ANY US FEDERAL TAX LAWS OTHER THAN THE INCOME TAX LAWS. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE US FEDERAL INCOME TAX CHARACTERIZATION OF THE SHARES AND Shares, AS WELL AS THE OTHER TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF Shares IN THEIR OWN PARTICULAR CIRCUMSTANCES.

<u>U.S. Tax Considerations</u>

The following summary of the Federal income tax consequences to Share Holders is based upon the Code, the regulations and rulings promulgated thereunder and judicial decisions, any of which are subject to change with prospective or retroactive application. A description of all of the aspects of Federal, state and local tax laws that may affect the tax consequences of investing in the Company is beyond the scope of this Memorandum. The Board has not, did not seek, nor receive an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") concerning any aspect of the Company. Therefore, a potential investor should seek advice from its own tax counsel.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Code prohibit, among other things, certain transactions that involve: (i) certain pension, profit-sharing, employee benefit or retirement plans or individual retirement accounts, including any entity that is deemed to hold the assets of such plans or accounts, (as discussed below, each, a "Plan") and (ii) any person who is a "party in interest" or "disqualified person" with respect to a Plan. Consequently, the fiduciary of a Plan contemplating an investment in the Shares should consider whether the Company, the Company, any other person associated with the issuance of the Shares, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, Department of Labor regulations provide that, subject to certain exceptions, the underlying assets of an entity in which a Plan holds an equity interest may be considered assets of an investing Plan, in which event, the underlying assets of such entity (and trans- actions involving such assets) would also be subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code. The Company intends to qualify for one or more of the exceptions available under such regulations and thereby prevent the underlying assets of the Company from being considered assets of any investing Plan.

The following is a summary discussion of certain considerations associated with an investment in the Company by an "employee benefit plan" as defined in and subject to Title I of ERISA, or by a "plan" as defined in and subject to Section 4975 of the Code, including tax-qualified retirement plans described in Section 401(a) of the Code, tax-qualified annuity plans described in Section 403(b) of the Code and individual retirement ac- counts or individual retirement annuities described in Section 408 of the Code. Each such "employee benefit plan" under ERISA and each such "plan" under Section 4975 is hereinafter referred to as a "Plan," and, as an investor in the Company, an "ERISA Partner." Employee benefit plans that are "governmental plans" (as defined in Section 3(32) of ERISA) and certain "church plans" (as defined in Section 3(33) of ERISA) are not subject to ERISA or to Section 4975 of the Code but may be subject to other laws that impose restrictions on their investments.

This discussion is necessarily general and does not address all aspects of issues that may arise under ERISA or the Code. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the considerations set forth in this discussion.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan (including entities whose underlying assets include "plan assets" under the Plan Assets Regulation, as defined below), or who renders investment advice to the Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan.

Before purchasing Shares with the assets of a Plan, a fiduciary of any Plan subject to ERISA should con- sider, among other things, particularly in light of the risks and lack of liquidity inherent in an investment in the Company: (i) whether investment in the Company satisfies the prudence, diversification and liquidity requirements of ERISA; and (ii) whether the investment is in accordance with the Plan's investment policies and governing documents and is otherwise an appropriate investment. A fiduciary of any Plan should also consider whether the purchase or ownership of Shares would constitute or give rise to a prohibited transaction under ERISA or the Code (as discussed below). A fiduciary can be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties.

Prohibited Transactions

Certain provisions of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" under ERISA and "disqualified persons" under Section 4975 of the Code).

The Company or other entities involved in this offering of Shares, or their respective affiliates, may be a fiduciary, a "party in interest" or a "disqualified person" with respect to Plans that purchase, or whose as- sets are used to purchase, Shares. Absent an available prohibited transaction exemption, the fiduciaries of a Plan should not purchase Shares with the assets of any Plan if the Company or any affiliate thereof is a fiduciary with respect to such assets of the Plan unless such fiduciaries of such Plan have otherwise concluded that no prohibited transactions would arise. Plan fiduciaries should consult their own legal advisors as to whether such purchases could result in liability under ERISA or the Code.

Plan Assets

Prospective Plan investors should also consider whether an investment in Shares would cause the under- lying assets of the Company to be deemed to be "plan assets" (as discussed below) with respect to the Plan. If the underlying assets of the Company were deemed to be "plan assets," then, among other results, (i) the prudence and other fiduciary standards of ERISA would apply to investments made by the Company, (ii) certain transactions that the Company might enter into in the ordinary course of business and operation might constitute "prohibited transactions" under ERISA and the Code, (iii) those with discretion over (or who provide investment advice with respect to) the investment or administration of the Company could become Plan fiduciaries and (iv) various reporting and other obligations under Parts 1 and 4 of Subtitle B of ERISA might be expanded. Other possible effects are also further discussed below.

Certain regulations (the "Plan Assets Regulation") promulgated by the United States Department of Labor generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless an exemption or exception applies. Exceptions to this so-called "look-through" rule apply if: (i) equity participation in the entity by "benefit plan investors" is not "significant" or (ii) the entity is an "operating company," in each case as defined in the Plan Assets Regulation. For purposes of the Plan Assets Regulation, an equity interest includes any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Under the Plan Assets Regulation, as modified by Section 3(42) of ERISA, equity participation in an entity is not "significant" if less than 25% of the value of each class of equity interests in the entity is held by Benefit Plan Investors, disregarding equity interests held by persons with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates (within the meaning of Section 2510.3-101(f)(3) of the Plan Assets Regulation) thereof (any such person, a "Controlling Person"). For purposes of this so-called "25% test", "Benefit Plan Investors" include: (i) all Plans (but does not include, for example, governmental plans and foreign employee benefit plans) and (ii) any entity whose underlying assets are deemed for purposes of ERISA or the Code to include "plan assets" by reason of such Plan investment in the entity or otherwise for purposes of Section 3(42) of ERISA. The Plan Assets Regulation defines an "operating company" as "an entity that is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital."

As indicated above, if the assets of the Company or of any underlying entities were to be deemed to be "plan assets," then the prohibited transaction restrictions on the operating and administration of the Company, and the duties, obligations and liabilities of ERISA, as discussed above, could apply to transactions entered into by such entities as though such transactions were directly entered into by Plan investors. If a prohibited transaction occurs for which no exemption is available, the transaction may be subject to rescission, and among other things, the Company and any other fiduciary that has engaged in the prohibited transaction could be required: (i) to restore to the Plan any profit realized on the transaction; and (ii) to reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified per- son (within the meaning of Section 4975 of the Code) involved could, among other things, be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within required periods, to an additional tax (or fine) of 100%. Plan fiduciaries that decide to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries for actions taken by or on behalf of the Company or the Company. With respect to an IRA that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

The application of ERISA (including the corresponding provisions of the Code and other relevant laws) may be complex and dependent upon the particular facts and circumstances of the Company and of each Plan, and it is the responsibility of the appropriate fiduciary of the Plan to ensure that any investment in the Company by such Plan is consistent with all applicable requirements. Each investor, whether or not subject to ERISA or Section 4975 of the Code, should consult its own legal and other advisors regarding the considerations discussed above and all other relevant ERISA and other considerations before purchasing Shares.

Changes in Tax, and Other Laws

Compliance with changes in laws may result in significant unanticipated expenditures. Any changes in laws applicable to the Company's operations can result in significant additional costs and expenses to the Company and/or otherwise materially adversely affect the Company's operations.

Forward-Looking Statements

This Memorandum contains forward-looking statements and descriptions of goals and objectives. Although these forward-looking statements and stated goals and objectives are based upon assumptions and research which the Company believes are reasonable, actual results of operations and achievements may differ materially from the statements, goals and objectives set forth in this Agreement. Prospective investors are cautioned not to place undue reliance on any forward-looking statements or examples included in this Agreement. None the Company or any of their affiliates or principals nor any other individual or entity assumes any obligation to update any forward-looking statements as a result of new information, subsequent events or any other circumstances. Such statements speak only as of the date that they are originally made.

Side Letters

The Company, on behalf of the Company, may from time to time enter into letter agreements or other similar arrangements (collectively, "Side Letters") with one or more Investors that have the effect of establishing rights under, or altering or supplementing the terms of the Company Agreement or any subscription agreement. As a result of such Side Letters, certain Investors may receive additional benefits that other Investors will not receive. The Company on behalf of the Company will not be required to notify any or all of the other Investors of any such Side Letters or any of the rights or terms or provisions thereof, nor will the Company be required to offer such additional or different rights or terms to any or all of the other Investors absent an agreement to do so. The Company, on behalf of the Company, may enter into such Side Letters with any Investor as the Company may determine in its sole and absolute discretion at any time. The other Investors will have no recourse against the Company or any of its affiliates in the event that certain Investors receive additional or different rights or terms as a result of such Side Letters.

No Independent Counsel

Simmons Associates, Ltd. and other counsel (each, "Counsel") represent the Company and its affiliates from time-to-time in a variety of matters. Counsel does not represent any or all of the Investors in connection with the Company. Counsel represents the Company and its affiliates, including with respect to the Company's role in relation to the Company. It is not anticipated that, in connection with the organization or operation of the Company, the Company would have the Company engage counsel separate from counsel to the Company and its affiliates. Any such counsel would not, however, be acting as counsel for the Investors. Furthermore, in the event a conflict of interest or dispute arises between the Board and the Company or any Investor, it will be accepted that Counsel is counsel to the Board and not counsel to the Company or Investors, notwithstanding the fact that, in certain cases, Counsel's fees are paid through or by the Company (and therefore, in effect, by the Investors).

By acquiring Shares in the Company, each Investor will be deemed to have waived any conflict and agreed that Counsel may act for the Company, affiliates of the Company or any or all of them in matters adverse to such Investor and/or the Company.

CERTAIN REGULATORY, TAX AND ERISA CONSIDERATIONS

Securities Act of 1933

The offer and sale of the Shares within the United States will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any other securities law, including state securities or blue-sky laws. Shares will be offered and sold without registration in reliance upon the Securities Act exemption provided by Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering (and generally will be sold in the United States only to "accredited investors," as defined in Rule 501(a) of Regulation D) and in reliance upon exemptions from registration available under applicable laws of non-U.S. jurisdictions in which the Shares are being offered. The Shares will be offered and sold outside the United States to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. Each investor in the Company will be required to make customary private placement representations, including that such investor is acquiring a Share for its own account for investment and not with a view for resale or distribution. An investor who purchases Shares pursuant to Regulation S will be required to represent that such investor is not a U.S. Person as such term is defined in Rule 902 of Regulation S.

Investment Company Act of 1940

The Company will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act") in reliance upon one or more exclusions or exemptions there- from, including, but not limited to, Section 3(c)(7) of the Investment Company Act. The Company will therefore not be subject to the obligations of a registered investment company and investors in the Company will not receive the protections afforded by the Investment Company Act to investors in a registered investment company. Investors' subscription agreements and the Company Agreement will contain certain representations and restrictions on transfer designed to assure that the conditions for the Company's exclusion or exemption from registration under the Investment Company Act will be met and the Company will not make a public offering of the Shares to comply with such conditions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to an investment in the Company. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations issued thereunder and published administrative rulings (including administrative interpretations and practices expressed in private letter rulings which are binding on the Internal Revenue Service (the "IRS") only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as of the date of this Memorandum. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the summary set forth herein, possibly with retroactive effect. This summary addresses only U.S. federal income tax matters and does not address any other U.S. federal, state, local or non-U.S. tax considerations, including, but not limited to U.S. federal estate and gift tax considerations and the Medicare tax on net investment income, except to the extent discussed below. This summary is necessarily general, and the actual tax consequences for each prospective investor of the purchase and ownership of Shares in the Company will vary depending upon such investor's particular circumstances.

This summary does not consider the specific tax circumstances of any prospective investor and is not in- tended to be applicable to all categories of investors, including those subject to special tax treatment under the Code, such as banks, thrifts, insurance companies, U.S. expatriates, investors subject to the U.S. federal alternative minimum tax, real estate investment trusts, regulated investment companies, governmental investors, private foundations, charitable remainder trusts, dealers in securities, persons who adopt a mark- to-market method of accounting, or investors who hold their Shares as other than capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not discuss the specific tax consequences of any investment that the Company may make. No assurance can be provided that the IRS will not challenge any position set forth in this summary or that the Company may take, or that a court would not sustain any such challenge.

For purposes of this summary, a "U.S. Person" is (i) an individual who is a citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation that is organized in or under the laws of the United States, any state or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (x) is subject to the supervision of a court within the United States and the control of a U.S. Person as described in Section 7701(a)(30) of the Code or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person. A "U.S. Investor" is an Investor that is a U.S. Person.

This summary does not address tax consequences applicable to partners that are partnerships, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, or to persons who are partners in partnerships that own interests in the Company. If a partnership owns a Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns an interest, you should consult your tax advisor with regard to the U.S. federal, state, local and non-U.S. tax consequences to you of such partnership's ownership of a Share.

Each prospective investor is urged to consult his or her tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares in the Company.

General Discussion of Tax Effects

COMPLIANCE WITH ANTI-MONEY LAUNDERING

Rules and Regulations

As part of the Company's responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and similar laws in effect in foreign countries and in response to increased regulatory concerns with respect to the sources of funds used in investments and other activities, the Company may request prospective and existing Investors to provide documentation verifying, among other things, such Investor's identity and the source of funds used to purchase such Investor's Share in the Company. The Company may decline to accept a subscription if this information is not provided or on the basis of such information that is provided. Requests for documentation and additional information may be made at any time during which an Investor holds a Share in the Company. The Board may be required to provide this information, or report the failure to comply with such requests, to appropriate governmental authorities, in certain circumstances without notifying the Investors that the information has been provided.

In addition, each Investor will be required to represent and warrant to the Company, among other things, that (a) the

proposed investment by such prospective Investor will not directly or indirectly contravene U.S. federal, state, international or other laws or regulations, including the PATRIOT Act, (b) no capital contribution to the Company by such prospective Investor will be derived from any illegal or illegitimate activities; (c) such prospective Investor is not a country, territory, person or entity named on a list promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, nor is such prospective Investor or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC regulations; and (d) such prospective Investor is not otherwise prohibited from investing in the Company pursuant to other applicable U.S. anti- money laundering, anti-terrorist and foreign asset control laws, regulations, rules or orders. Each Investor will be required to promptly notify the Company if any of the foregoing will cease to be true with respect to such Investor.

The Company will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives or special measures. Governmental authorities are continuing to consider appropriate measures to implement at this point and it is unclear what steps the Company may be required to take; however, these steps may include prohibiting an Investor from making further contributions to the Company, depositing distributions to which an Investor would otherwise be entitled into an escrow account or causing the mandatory redemption of an Investor's Share in the Company.

FCPA Considerations

The Company intends to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Company may be adversely affected because of its unwillingness to participate in transactions that present undue risk under such laws or regulations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. Despite the Company's efforts to ensure compliance with the FCPA, such efforts may not in all instances prevent violations. In addition, an issuer, seller or other counterparty with which the Company transacts business, or their affiliates may engage in activities that could result in FCPA violations that implicate the Company. Any determination that the Company has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the Company's business prospects and/or financial position, as well as the Company's ability to achieve its investment objective and/or conduct its operations.

No IRS Rulings

The Company will not seek rulings from the Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax considerations discussed in this Memorandum. Thus, positions to be taken by the IRS as to tax consequences could differ from the positions taken by the Company.

TAX RETURNS AND REPORTING REQUIREMENTS

Investors are urged to consult their tax advisors with regard to applicable U.S. federal, state, local, and non-U.S. reporting requirements resulting from an investment in the Company.

BACKUP WITHHOLDING

Backup withholding of U.S. federal income tax may apply to distributions made by the Company to Investors who fail to provide the Company with certain identifying information (such as the Investor's tax identification number). U.S. Investors may comply with these identification procedures by providing the Company a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

FOREIGN ACCOUNT TAX COMPLIANCE

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (commonly known as "FATCA") generally impose a new reporting regime and potentially a 30% withholding tax with respect to certain U.S. source income (including dividends and interest) and beginning January 1, 2019, proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends and certain other payments. As a general matter, the new rules are designed to require U.S. Persons' direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership.

Investor will be required to provide the Company with any information required in order to comply with FATCA. Under certain circumstances, investors could be subject to reporting obligations under FATCA, and could be subject to the withholding tax described above, to the extent they do not comply with such requirements. In certain circumstances, the Company also may require a non-compliant investor to withdraw from the Company under disadvantageous terms.

Prospective investors are urged to consult their tax advisors regarding the consequences of FATCA in connection with an investment in the Company.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect the Company and its investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to the Company or its investors will be changed.

IMPORTANCE OF OBTAINING PROFESSIONAL ADVICE

THE FOREGOING SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Allocation of Company Income and Loss

The Company's Articles and Bylaws provides that the Board will have unilateral authority to amend the provisions of the agreement dealing with allocations of profits and losses for tax purposes, with respect to a tax year ending after the date of any such amendment or for which a Company tax return has not yet been filed, in any manner deemed necessary to comply, with the Code and the regulations-and to promote equitable treatment of the shareholders.

Current Distributions of Common Shares

General

Common Stock:	**50,000,000**
Preferred Stock:	**10,000,000**

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 60,000,000, of which 50,000,000 shall be common stock, par value of $0.001 per share (the "Common Stock"), and 10,000,000 shall be preferred stock, par value of $0.001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

* * * * *

Exempt Organizations - Unrelated Business Taxable Income

The following is a brief summary of the Federal income tax consequences of ownership of Shares by organizations otherwise exempt from taxation (hereinafter "Exempt Organizations").

An Exempt Organization (including an IRA qualified under Section 408 of the Code and a trust forming part of a Keogh: profit-sharing or pension plan qualified under Section 401 of the Code or an organization described in Section 50 1(c) or Section 50 1(d) of the Code) is not subject to Federal income tax except to the extent that it has "unrelated business taxable income." Unrelated business taxable income includes the gross income derived by an exempt organization from any unrelated trade or business regularly carried on by it or by a partnership of which it is a member. Interest and dividends and gains and losses from the sale, exchange or other disposition of property, unless properly includable in inventory or held primarily for sale in the ordinary course of a trade or business, are excluded from the computation of unrelated business taxable income. In computing the unrelated business taxable income of an Exempt Organization, deductions are allowed for expenses, depreciation and similar items that are directly connected with carrying on the unrelated business. In addition, the Code provides a $ 1,000 annual specific deduction except for computation of net operating losses.

Moreover, under Section 514(a) of the Code, an Exempt Organization will be taxed on its allocable share of any income from the Company to the extent that either the Exempt Organization's investment in the Company, or the Company's investment in the asset from which such income is derived, is debt-financed. Such an investment will be debt-financed if the investment is made with the use of borrowed funds, or if reasonably foreseeable that as a result of such investment future borrowings would be necessary to meet anticipated cash requirements.

EXEMPT ORGANIZATIONS SHOULD CONSIDER CAREFULLY WHETHER AN INVESTMENT IN Shares IN THE COMPANY IS AN APPROPRIATE INVESTMENT.

Foreign Shareholders

A Share Holder who is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (a "Foreign Person") generally is not subject to taxation by the United States on United States source capital gains from trading in capital assets for a taxable year, provided that such Foreign Person is not engaged in a trade or business within the United States during its taxable year, and provided further that such Foreign Person, in the case of an individual, does not spend more than 182 days in the United States during its taxable year. A Foreign Person is not subject to United States tax on certain original issue discount and certain interest income from United States sources provided that such Foreign Person is not engaged in a trade or business within the United States during such taxable year. However, a Foreign Person is generally subject to United States tax on United States source dividend income. As explained below, an investment in the Company could cause a Foreign Person to be engaged in a trade or business within the United States for the foregoing purposes if the Company is so engaged. If a Foreign Person is engaged in a trade or business within the United States during a taxable year by reason of owning an Interest, such Foreign Person will be required to file a United States income tax return for such year and pay tax at regular United States rates on its net income which is effectively connected with the trade or business conducted within the United States.

Special Tax Considerations for Non-U.S. Stockholders

The rules governing U.S. income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (non-U.S. stockholders) are complex. The following discussion is intended only as a summary of these rules, as modified by the PATH Act. Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our Shares, including any reporting requirements.

Income Effectively Connected with a U.S. Trade or Business

In general, non-U.S. stockholders will be subject to regular U.S. federal income taxation with respect to their investment in our Shares if the income derived therefrom is "effectively connected" with the non-U.S. stockholder's conduct of a trade or business in the United States. A non-U.S. stockholder that is a corporation and receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to a branch profits tax under Section 884 of the Code, which is payable in addition to the regular U.S. federal corporate income tax.

The following discussion will apply to non-U.S. stockholders whose income derived from ownership of our Shares is deemed to be not "effectively connected" with a U.S. trade or business.

Withholding Obligations With Respect to Distributions to Non-U.S. Stockholders

Although tax treaties may reduce our withholding obligations, based on current law, we will generally be required to withhold from distributions to non-U.S. stockholders, and remit to the IRS:

- 35% of designated capital gain dividends or, if greater, 35% of the amount of any dividends that could be designated as capital gain dividends; and
- 30% of ordinary income dividends (i.e., dividends paid out of our earnings and profits).

In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If the amount of tax we withhold with respect to a distribution to a non-U.S. stockholder exceeds the stockholder's U.S. tax liability with respect to that distribution, the non-U.S. stockholder may file a claim with the IRS for a refund of the excess.

Sale of Our Shares by a Non-U.S. Stockholder

If the gain on the sale of Shares were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. In addition, distributions that are treated as gain from the disposition of Shares and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. stockholder that is not entitled to a treaty exemption. Under FIRPTA, the purchaser of our Shares may be required to withhold 10% of the purchase price and remit this amount to the IRS.

Even if not subject to FIRPTA, capital gains will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. Our non-U.S. stockholders should consult their tax advisors concerning the effect, if any, of these Treasury Regulations on an investment in our Shares.

The American Taxpayer Relief Act of 2012, among other things, permanently extended most of the reduced rates for U.S. individuals, estates and trusts with respect to ordinary income, qualified dividends and capital gains that had expired on December 31, 2012. The Act, however, did not extend all of the reduced rates for taxpayers with incomes above a threshold amount. Beginning January 1, 2013, in the case of married couples filing joint returns with taxable income in excess of $450,000, heads of households with taxable income in excess of $425,000 and other individuals with taxable income in excess of $400,000, the maximum rates on ordinary income will be 39.6% (as compared to 35% prior to 2013) and the maximum rates on long-term capital gains and qualified dividend income will be 20% (as compared to 15% prior to 2013).

Under the Health Care and Education Reconciliation Act of 2010, amending the Patient Protection and Affordable Care Act, high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income in tax years beginning after December 31, 2012. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of the individual's net investment income or the excess of the individual's modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual.

<u>State, Local and Other Taxes</u>

In addition to Federal income taxes, Shareholders may be subject to other taxes, such as state or local income taxes and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions. Each prospective investor should consult its own tax counsel with regard to such state, local and other taxes.

In preparing the foregoing **"TAX CONSIDERATIONS"** the Board has relied upon generally available information, for the foregoing discussion of material tax issues relating to the Federal income tax treatment of the Company and its partners.

Q: Will any distributions I receive be taxable as ordinary income?
A: Yes and no. Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. We expect that some portion of your distributions may not be subject to tax in the year received because depreciation expense reduces taxable income but does not reduce cash available for distribution. In addition, we may make distributions using offering proceeds. We are not prohibited from using offering proceeds to make distributions by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will use offering proceeds to fund a majority of our initial distributions. The portion of your distribution that is not subject to tax immediately is considered a return of investors' capital for tax purposes and will reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your investment is sold or we are liquidated, at which time you would be taxed at capital gains rates. However, because each investor's tax considerations are different, we suggest that you consult with your tax advisor. You also should review the section of this prospectus entitled "Federal Income Tax Considerations."

* * * * *

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Share Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $5,000,000. Additionally, we have set a Closing Amount of $20,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, S and A. The minimum investment in this Offering is $100.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation CF Crowdfunding and Regulation A (together, the "Combined Offerings").

The Company is offering the Shares to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder if the Company does not exercise that right.

Dilution
Even once the Shares convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or Shares) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million:
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

OTHER INFORMATION

Bad Actor Disclosure
None

INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on GoFundMe, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Shares. At that point, you will be an investor in the Company.

GoFundMe Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible Share?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let GoFundMe know by emailing. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, GoFundMe works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to GoFundMe at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
(1) To the Company that sold the Securities
(2) To an accredited investor
(3) As part of an Offering registered with the SEC (think IPO)
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

AVAILABLE INFORMATION

We have filed with the SEC an offering statement on Form C under the Securities Act with respect to the common stock offered hereby. This Offering Statement, which constitutes part of the offering statement, does not contain all of the information set forth in the offering statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our Company, please review the offering statement, including exhibits, schedules and reports filed as a part thereof. Statements in this Offering Statement as to the contents of any contract or other document filed as an exhibit to the offering statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference.

A copy of the offering statement and the exhibits and schedules that were filed with the offering statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the offering statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Year Ended December 31, 2020

F-1

GOLDEN CACAO CORPORATION
Financial Statements
BALANCE SHEET
DECEMBER 31, 2020
(Unaudited)

ASSETS		December 31, 2020
CURRENT ASSETS:		
Cash and cash equivalents	$	1,500
Depreciable Assets		
IP/Goodwill		0
Accounts Receivable		
Temporary investment		50,000
Other Current Assets		0
LONG TERM ASSETS		
Total assets	$	51,500
Current Liabilities		
Notes Payable		125,000
Deferred Income		
Long Term Liabilities		
-Notes Payable		50,000
Other Current Liabilities		0
Total Liabilities		175,000
STOCKHOLDER'S EQUITY:		
Preferred stock, $.001 par value, no shares issued or outstanding		
Common stock, $.001 par value, 50,000,000 shares authorized, 4,000,000 shares issued and outstanding		4,000
Additional Paid-In Capital		50,000
Stock subscription receivable		0
Accumulated deficit / income		(177,500)
Total Stockholders' equity		54,000
Total liabilities and stockholders' equity	$	51,500

See accompanying notes and independent accountants' review report.

GOLDEN CACAO CORPORATION
Financial Statements
For the Period Ended December 31, 2020
(UNAUDITED)
STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE PERIOD ENDED DECEMBER 31, 2020

	December 31, 2020
Revenues	$ 0
Gross income	0
Operating expenses	
Bank and Admin Fees	12,383.00
IT/Web Payroll	18,230.00
Payroll and Consulting Fees	46,500.00
Legal & Accounting Payroll	51,250.00
Commissions	18,000.00
Marketing Expense	11,500.00
Investment Expenses	10,268.00
Seminar Expense	2,663.00
Rent Expense	3,100.00
Travel Expense	2,440.00
Office Supplies	1,166.00
Income from operations	(177,500)
Other income(expense)	
Other expense	
Total other expense	0
Net income before provision (benefit) for income taxes	(177,500)
Provision (benefit) for income taxes	-
Net Income	(177,500)
Retained Earnings - beginning of period	0
Accumulated deficit - end of period	$ (177,500)

GOLDEN CACAO CORPORATION
STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020
(UNAUDITED)

	Common Stock		Paid-in Capital in Excess of Par	Accumulated Deficit/ Income	Stockholders' Equity (Deficit)
	Shares	Amount			
Balance at December 31, 2019	4,000,000	$4,000		$0	$4,000
Issuance of additional shares for cash	0	$0			$0
Net loss				($177,500)	($177,500)
Balance at December 31, 2020	4,000,000	$4,000	$0	($177,500)	($173,500)

GOLDEN CACAO CORPORATION
Financial Statements
For the Period Ended December 31, 2020
(UNAUDITED) STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

<u>**December 31, 2020**</u>

<u>**Cash Flows from Operating Activities**</u>

Gross Income	0
Non-cash item-issuance of shares for services	
Adjustments to reconcile net income to net cash used in operations activities:	
Depreciation	
Changes in operating Assets and Liabilities:	
Assets:	
Decrease (Increase) in other current assets	0
Liabilities:	
Increase (decrease) in related party payable	(125,000)
Increase (decrease) in accounts payable	
Increase (decrease) in accrued interest	
Uncategorized Income (Income not categorized elsewhere)	
Net cash provided by (used in) operating activities	(125,000)

<u>**Cash Flows from Investing Activities**</u>

Stock Investment	
Net cash used by investing activities	0

<u>**Cash Flows from Financing Activities**</u>

Payment on long-term debt	0
Proceeds from related party advances	
Issuance of shares for cash/contributions	50,000
Net cash used by financing activities	50,000
Net increase (decrease) in cash	(75,000)

Cash beginning of period	$	0
Cash end of period	$	500

Supplemental Disclosure of non-cash transactions		
Interest paid	$	0
Taxes paid	$	0

See accompanying notes and independent accountants' review report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOLDEN CACAO CORPORATION was incorporated in the State of Colorado on September 15, 2019.

Unaudited Financial Statements. - These financial statements have been prepared by management and have not been reviewed or audited by any outside accounting firm.

Fiscal Year - The Company's fiscal year-end is December 31.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the company for the respective periods being presented.

Use of Estimates - The preparation of financial statements in accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in managements' estimates or assumptions could have a material impact on the Company's financial condition and results of operations during the period in which such changes occurred.

Actual results could differ from those estimates. The Company's financial statements reflect all adjustments that management believes are necessary for the fair presentation of their financial condition and results of operations for the periods presented.

Property, Plant and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Depreciation is computed for financial statement purposes on a straight-line basis over estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

Estimated Useful Lives	
Office Equipment	5-10 years
Copier	5-7 years
Vehicles	5-10 years
Website / Software	3-5 years

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. For financial statements purposes, depreciation is computed under the straight-line method. Since the refinery and engineering investment has not yet been placed in service, no depreciation has commenced.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Advertising - Advertising expenses are recorded as general and administrative expenses when they are incurred. There was no advertising expense for the periods presented.

Research and Development - All research and development costs and software development costs are expensed as incurred. There was no research and development expense for the periods presented.

Income tax - We are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, "Income Taxes," we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Non-Cash Equity Transactions - Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Offering costs - The Company has elected to expense offering costs as incurred, rather than capitalizing them.

Fair Value Measurements - Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For the Company, this statement applies to certain investments and long-term debt. Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company's investments and long-term debt. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The Company's adoption of FASB ASC Topic 825 did not have a material impact on the Company's consolidated financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of December 31, 2020, the Company had no assets other than cash or prepaid deposits.

Basic and diluted earnings per share - Basic earnings per share are based on the weighted-average number of shares of common stock outstanding. Diluted Earnings per share is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

- Shares,
- Employee stock options, and
- Other equity awards, which include long-term incentive awards.

The FASB ASC Topic 260, Earnings Per Share, requires the Company to include additional shares in the computation of earnings per share, assuming dilution.

Diluted earnings per share is based on the assumption that all dilutive options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Basic and diluted earnings per share are the same as there were no potentially dilutive instruments for the period presented.

Concentrations, Risks, and Uncertainties - The Company did not have a concentration of business with suppliers or customers constituting greater than 10% of the Company's gross sales during the period presented.

Stock Based Compensation - For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, "Equity" and FASB ASC Topic 718, "Compensation — Stock Compensation," we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black- Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our Consolidated Statement of Income. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

NOTE 2 - RECENTLY ENACTED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016; however, the FASB has proposed a one-year deferral. Early adoption is not permitted, and either full retrospective adoption or modified retrospective adoption is permitted. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15 (ASU 2014-15), *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2014-15 on the Company's financial statement presentation and disclosures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

In February 2015, the FASB issued ASU No. 2015-02 (ASU 2015-02), *Consolidation (Topic 810): Amendments to the Consolidation Analysis.* ASU 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015- 02 is effective for periods beginning after December 15, 2015. Early adoption is permitted. The adoption of ASU 2015-02 is not expected to have a material effect on the Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its business plan and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company's foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with OTC Markets, and the payment of expenses associated with software development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, the Company has relied upon internally generated funds and funds from the sale of securities to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company's stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company's failure to do so could have a material and adverse effect upon its and its shareholders.

GOLDEN CACAO CORPORATION

1,000,000 CONVERTIBLE Shares

OFFERING STATEMENT

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL Shares AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Date of this Offering Statement is March 24, 2021

PART III - INFORMATION NOT REQUIRED IN THE OFFERING STATEMENT

Number	Description of Exhibit
EXHIBIT A:	Articles of Incorporation and Bylaws
EXHIBIT B:	Aggregation Financial Models
EXHIBIT C:	Convertible Share Agreement
EXHIBIT D:	Investor Deck
EXHIBIT E:	Subscription and Investor Questionnaire

Pursuant to the requirements of Regulation CF, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Greenwood Village, Colorado, on the 24th day of March, 2021.

GOLDEN CACAO CORPORATION

By:*/s/ Christopher Werner*

_____

Christopher Werner
CEO and Director

This offering statement has been signed by the following person in the capacities indicated on March 24, 2021.

CHRISTOPHER WERNER
President and Director
(Principal Executive Officer)

_____

Raul Lacayo
Principal Financial Officer and Director

This offering statement has been signed by the following person in the capacities indicated on March 24, 2021.

RAUL LACAYO
Director, Principal Accounting Officer and
Principal Financial Officer)